Exhibit(19)

WACHOVIA

FIRST QUARTER 2007
Management's Discussion and Analysis

Quarterly Financial Supplement
Three Months Ended March 31, 2007

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
THREE MONTHS ENDED MARCH 31, 2007
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended
	March 31,		Percent
			Increase
(Dollars in millions, except per share data)	2007	2006	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$4,460	3,490	28%
Tax-equivalent adjustment	37	49	(24)

Net interest income (Tax-equivalent)	4,497	3,539	27
Fee and other income	3,741	3,517	6

Total revenue (Tax-equivalent)	8,238	7,056	17
Provision for credit losses	177	61	-
Other noninterest expense	4,460	4,079	9
Merger-related and restructuring expenses	10	68	(85)
Other intangible amortization	118	92	28

Total noninterest expense	4,588	4,239	8
Minority interest in income of consolidated subsidiaries	136	95	43

Income before income taxes (Tax-equivalent)	3,337	2,661	25
Tax-equivalent adjustment	37	49	(24)
Income taxes	998	884	13

Net income	$2,302	1,728	33%

Diluted earnings per common share	$1.20	1.09	10%
Return on average common stockholders’ equity	13.47%	14.62	-
Return on average assets	1.34%	1.34	-

ASSET QUALITY
Allowance for loan losses as % of loans, net	0.80%	1.08	-
Allowance for loan losses as % of nonperforming assets	194	389	-
Allowance for credit losses as % of loans, net	0.84	1.14	-
Net charge-offs as % of average loans, net	0.15	0.09	-
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.40%	0.28	-

CAPITAL ADEQUACY
Tier I capital ratio	7.35%	7.87	-
Total capital ratio	11.41	11.45	-
Leverage ratio	6.08%	6.86	-

OTHER FINANCIAL DATA
Net interest margin	3.01%	3.21	-
Fee and other income as % of total revenue	45.41	49.84	-
Effective income tax rate	30.22%	33.84	-

BALANCE SHEET DATA
Securities	$106,841	117,528	(9)%
Loans, net	421,663	280,932	50
Total assets	706,406	541,842	30
Total deposits	408,148	328,564	24
Long-term debt	142,334	70,218	-
Stockholders’ equity	$69,786	49,789	40%

OTHER DATA
Average diluted common shares (In millions)	1,925	1,586	21%
Actual common shares (In millions)	1,913	1,608	19
Dividends paid per common share	$0.56	0.51	10
Dividend payout ratio on common shares	46.67%	46.79	-
Book value per common share	$36.47	30.95	18
Common stock price	55.05	56.05	(2)
Market capitalization	$105,330	90,156	17
Common stock price to book value	151%	181	(17)
FTE employees	110,369	97,134	14
Total financial centers/brokerage offices	4,167	3,889	7
ATMs	5,146	5,179	(1)%

Management’s Discussion and Analysis
This discussion contains forward-looking statements. Please refer to our First Quarter 2007 Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

Summary of Results of Operations	Three Months Ended
	March 31,
(In millions, except per share data)	2007	2006

Net interest income (GAAP)	$4,460	3,490
Tax-equivalent adjustment	37	49

Net interest income (a)	4,497	3,539
Fee and other income	3,741	3,517

Total revenue (a)	8,238	7,056
Provision for credit losses	177	61
Other noninterest expense	4,460	4,079
Merger-related and restructuring expenses	10	68
Other intangible amortization	118	92

Total noninterest expense	4,588	4,239
Minority interest in income of consolidated subsidiaries	136	95
Income taxes	998	884
Tax-equivalent adjustment	37	49

Net income	2,302	1,728

Diluted earnings per common share	$1.20	1.09

(a) Tax-equivalent.

Executive Summary
Wachovia’s net income in the first quarter of 2007 was $2.3 billion, up 33 percent from the first quarter of 2006, and diluted earnings per common share were up 10 percent to $1.20. After-tax net merger-related and restructuring expenses did not affect earnings per share in the first quarter of 2007 and amounted to 3 cents per share in the first quarter of 2006. Results reflect the impact of the acquisitions of Golden West Financial Corporation of Oakland, California, from October 1, 2006, and Westcorp and WFS Financial (together, Westcorp) from March 1, 2006, and other 2006 and 2007 acquisitions. In addition, results reflect the divestiture of our subprime mortgage servicing operation in late 2006.
Key factors in the first quarter of 2007 compared with the first quarter of 2006 included:
•	Revenue growth driven by higher loans and deposits due to the acquisitions and organic growth, with increased fee and other income largely related to strength in fiduciary and asset management fees due to organic growth and acquisitions, and increases in advisory and underwriting, service charges and commissions.

•	Net interest income growth driven by a larger balance sheet, although growth was dampened by margin compression. Average loans grew 59 percent and average core deposits grew 27 percent, including the addition of $122.3 billion in average loans and $70.0 billion in average core deposits from Golden West.

•	Growth in noninterest expense, reflecting the impact of acquisitions, investment spending and higher revenue-based commissions in Capital Management.

•	A tax rate on a tax-equivalent basis of 30.99 percent compared with 35.06 percent in the first quarter a year ago, with the decrease largely reflecting updated information on certain tax matters.

Credit quality remained strong, with an annualized net charge-off ratio of 0.15 percent and a ratio of nonperforming assets to loans, net, foreclosed properties and loans held for sale of 0.40 percent. Provision expense increased by $116 million to $177 million, largely reflecting growth in commercial, auto and credit card lending. We continue to mitigate risk and volatility on our balance sheet by actively monitoring and reducing potential problem loans, including their sale when prudent. While we expect modest increases in credit costs, we are optimistic about our outlook for credit quality for 2007 given the highly collateralized nature of our loan portfolio.
The 59 percent increase from the first quarter of 2006 in average net loans to $415.3 billion included average consumer loan growth of 118 percent, driven by the addition of an average $122.2 billion from Golden West. Excluding this effect, average consumer loans increased 15 percent, reflecting higher auto, real estate-secured and credit card loans. Average commercial loans reflected organic growth in middle-market commercial, business banking, large corporate and international lending. Average core deposits increased 27 percent from the first quarter of 2006 to $369.3 billion, including an average $70.0 billion from Golden West, and average low-cost core deposits increased 4 percent from the first quarter of 2006 to $253.0 billion.
Our four major businesses continued to generate strong sales activity in the first quarter of 2007. The General Bank’s earnings rose 41 percent to $1.5 billion, reflecting the addition of Golden West, Westcorp and organic growth. Wealth Management’s earnings grew 14 percent to $65 million and reflected continuing positive response to the introduction of an open architecture investment platform. Earnings in our Corporate and Investment Bank declined 23 percent to $379 million, reflecting lower trading and principal investing results, as well as large items in the prior year quarter. Capital Management grew earnings 42 percent to a record $304 million, reflecting a strong focus on growing retail brokerage managed account fees, higher retail brokerage transaction activity and equity syndicate distribution fees, as well as the impact of the January 31, 2007, acquisition of European Credit Management (ECM), a London-based fixed income investment management firm.
We paid common stockholders dividends of $1.1 billion, or 56 cents per share, in the first quarter of 2007, and $822 million, or 51 cents per share in the first quarter of 2006. Our target is to return 40 percent to 50 percent of our earnings to shareholders as dividends, and in the first quarter of 2007, our dividend payout ratio was 46.67 percent, or 45.16 percent excluding merger-related and restructuring expenses and other intangible amortization, which is the basis we use in measuring our goal.
Our balance sheet is strong and well capitalized under regulatory guidelines with a tier 1 capital ratio of 7.35 percent, a leverage ratio of 6.08 percent and a tangible capital ratio of 4.41 percent at March 31, 2007. The adoption of new accounting for leveraged leases in accordance with FSP 13-2 and FIN 48, effective on January 1, 2007, reduced these same capital measurements by approximately 27 basis points for the tier 1 capital ratio, 22 basis points for the leverage ratio and 22 basis points for the tangible capital ratio. We remain focused on maintaining our capital ratio targets, some of which are measured on a different basis, as discussed in the Outlook section. FSP 13-2 and FIN 48 are defined and explained in the Stockholders’ Equity section and in Notes to Consolidated Financial Statements in our First Quarter 2007 Report on Form 10-Q.

Outlook
Based on our consistent performance, confidence in our business model and our capital strength, our bottom-line financial outlook for 2007 remains relatively unchanged, although assumptions for net interest income and consumer and commercial loan growth have been refined modestly.
This outlook computes growth rates from an illustrative combined Wachovia and Golden West as if the two companies had been merged on January 1, 2006. This illustrative combined 2006 basis includes Wachovia full year 2006 results before merger-related and restructuring expenses, plus Golden West’s results from January 1, 2006, to September 30, 2006. These combined results add purchase accounting and other closing adjustments to Golden West’s results prior to the closing date. In addition, these results include funding costs, which represent interest expense calculated at a rate of 5.35 percent on the cash portion of the purchase price. The illustrative combined basis also excludes certain immaterial fourth quarter 2006 adjustments, which are described in Notes to Consolidated Financial Statements in our 2006 Annual Report on Form 10-K, and the effect of Golden West’s third quarter 2006 charitable contribution of appreciated securities.
For full year 2007 compared with full year illustrative combined 2006, and before merger-related and restructuring expenses, we expect:
•	Net interest income to reflect relatively flat to 2 percent growth on a tax-equivalent basis compared with $18.1 billion.

•	Fee income growth in the low double-digits percentage range from $14.5 billion.

•	Noninterest expense growth in the mid single-digit percentage range from $18.1 billion; and to be marginally lower than revenue growth.

•	Minority interest expense increase in the high single-digit percentage range from $414 million.

•	Loan growth in the high single-digit percentage range from $398.4 billion, including consumer loan growth in the mid single-digit percentage range from $249.6 billion, and commercial loan growth in the low double-digits percentage range from $148.8 billion.

•	Net charge-offs in the mid-teens basis point range as a percentage of average net loans, up from 8 basis points; and provision expense may be modestly higher.

•	An effective income tax rate of approximately 33 percent on a tax-equivalent basis.

•	A targeted leverage ratio above 6.0 percent and a tangible capital to tangible asset ratio no lower than 4.7 percent, excluding the effect on tangible capital of the unrealized gains and losses on available for sale securities and certain risk management derivatives, and unamortized gains and losses under employee benefit plans in accordance with SFAS 158.

•	A dividend payout ratio of 40 percent to 50 percent of earnings before other intangible amortization.

•	Use of excess capital to opportunistically repurchase shares, to reinvest in our businesses and to undertake financially attractive, shareholder-friendly acquisitions.

We continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. We are striving to make Wachovia a more efficient company, but it is not our intention to have the lowest overhead efficiency ratio in our peer group because we expect to continue to invest in higher growth businesses. In January 2005, we set a goal of reducing our annual expense growth by $600 million to $1.0 billion by the end of 2007. We have identified expense reduction opportunities that are expected to result in incremental cost savings of approximately $200 million in 2007 for total annual savings at the high end of our goal. Our efficiency efforts include enhancing the effectiveness of our branch network. We expect to consolidate up to 100 branches and open up to 130 branches in 2007.
As a result of our merger with Golden West, we have revised our year-end 2007 targeted overhead efficiency ratio for the overall company to a range of 51.5 percent to 53.5 percent excluding merger-related and restructuring expenses and other intangible amortization.
We are focused on ensuring successful integration of Golden West. Deposit system conversions are expected to begin in the fourth quarter of 2007 and be completed by mid-2008.
When consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.
Critical Accounting Policies
Our accounting and reporting policies are in accordance with U.S. generally accepted accounting principles (GAAP) and they conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimations. We have identified five policies as being particularly sensitive in terms of judgments and the extent to which significant estimates are used: allowance for loan losses and the reserve for unfunded lending commitments (which is recorded in other liabilities); fair value of certain financial instruments; consolidation; goodwill impairment; and contingent liabilities. For more information on these critical accounting policies, please refer to our 2006 Annual Report on Form 10-K.
Corporate Results of Operations
Results reflect the impact of Golden West from October 1, 2006; Westcorp from March 1, 2006; ECM from January 31, 2007; and other 2006 and 2007 acquisitions, as well as the divestiture of our HomEq subprime mortgage servicing business on November 1, 2006.

Average Balance Sheets and Interest Rates	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates

Interest-bearing bank balances	$2,173	7.05%	$2,872	4.31%
Federal funds sold	14,124	5.07	19,657	4.31
Trading account assets	29,681	5.97	27,240	5.08
Securities	108,071	5.42	117,944	5.28
Commercial loans, net	157,288	7.15	142,469	6.52
Consumer loans, net	257,973	7.52	118,105	6.50

Total loans, net	415,261	7.38	260,574	6.51

Loans held for sale	16,748	6.16	8,274	6.24
Other earning assets	8,255	6.82	5,966	8.04

Risk management derivatives	—	0.04	—	0.15

Total earning assets	594,313	6.89	442,527	6.15

Interest-bearing deposits	341,899	3.65	258,340	2.70
Federal funds purchased	35,142	4.97	50,087	4.07
Commercial paper	4,920	4.72	4,193	3.93
Securities sold short	8,709	3.86	8,520	3.01
Other short-term borrowings	6,898	2.54	7,214	2.26
Long-term debt	141,979	5.35	56,052	4.99

Risk management derivatives	—	0.09	—	0.16

Total interest-bearing liabilities	539,547	4.27	384,406	3.39

Net interest income and margin	$4,497	3.01%	$3,539	3.21%

Net Interest Income and Margin Tax-equivalent net interest income increased 27 percent in the first quarter of 2007 from the first quarter of 2006, reflecting a larger balance sheet. The net interest margin declined 20 basis points to 3.01 percent, primarily due to growth in lower-spread consumer and commercial loans and in our mortgage securitization warehouses, a shift in deposits toward lower-spread categories, the impact of acquisitions and the effect of an inverted yield curve. The Westcorp acquisition in March 2006 added a portfolio of higher spread consumer loans while the October 2006 acquisition of Golden West added lower spread consumer real estate-secured loans. The average federal funds rate in the first quarter of 2007 was 80 basis points higher than the average rate in the first quarter of 2006, while the average longer-term two-year treasury note rate increased 17 basis points and the average 10-year treasury note rate increased 11 basis points.
In order to maintain our targeted interest rate risk profile, derivatives are often used to manage the interest rate risk inherent in our assets and liabilities. We routinely deploy hedging strategies designed to protect future net interest income. These strategies may reduce current income in the short-term, although we expect them to benefit future periods. In the first quarter of 2007, net interest rate risk management-related derivatives reduced net interest income by $71 million, or 5 basis points on our net interest margin, compared with an income contribution of $11 million, or 1 basis point, in the first quarter of 2006. The decline in the impact from derivatives largely reflects the effect of receive fixed/pay floating interest rate swaps in a rising rate environment.

Fee and Other Income	Three Months Ended
	March 31,
(In millions)	2007	2006

Service charges	$614	574
Other banking fees	416	428
Commissions	659	623
Fiduciary and asset management fees	920	761
Advisory, underwriting and other investment banking fees	407	302
Trading account profits	168	219
Principal investing	48	103
Securities gains (losses)	53	(48)
Other income	456	555

Total fee and other income	$3,741	3,517

Fee and Other Income Fee and other income growth of 6 percent in the first quarter of 2007 from the first quarter of 2006 reflected:

•	Increased service charges driven by strength in consumer service charges on higher rates and volumes, while commercial service charges rose modestly on increased volume.

•	Lower other banking fees due to the divestiture of our subprime mortgage servicing operation in late 2006 and lower mortgage servicing results, partially offset by more favorable secondary market delivery gains and increasing service fee income on growth in our servicing portfolio.

•	Increased commissions reflecting higher retail brokerage transaction activity driven by higher equity syndicate volumes.

•	Strong growth in retail brokerage managed account assets, the effect of acquisitions, and growth in core assets under management drove the increase in fiduciary and asset management fees.

•	Strong results in advisory and underwriting largely related to continued strength in structured products, equities underwriting, loan syndication and high yield origination, partially offset by a decline in high grade debt.

•	Decreased trading account profits driven by lower results in structured products and equities.

•	Lower principal investing income largely related to lower results in the direct portfolio.

•	Net securities gains of $53 million compared with net securities losses of $48 million in the first quarter a year ago.

•	A decline of 18 percent in other income from the year ago period, which included a $100 million credit card-related termination fee received as a result of the Bank of America/MBNA merger and $33 million from the New York Stock Exchange/Archipelago merger, offset by a $33 million increase related to commercial mortgage securitization activity, a $31 million increase related to certain corporate investments, and a $19 million increase in consumer asset sale and securitization income.

Noninterest Expense	Three Months Ended
	March 31,
(In millions)	2007	2006

Salaries and employee benefits	$2,972	2,697
Occupancy	312	275
Equipment	307	280
Advertising	61	47
Communications and supplies	173	167
Professional and consulting fees	177	167
Sundry expense	458	446

Other noninterest expense	4,460	4,079
Merger-related and restructuring expenses	10	68
Other intangible amortization	118	92

Total noninterest expense	$4,588	4,239

Noninterest Expense Noninterest expense increased 8 percent in the first quarter of 2007 from the first quarter of 2006, primarily reflecting a 10 percent increase in salaries and employee benefits expense largely attributable to the addition of Golden West and Westcorp. Expenses also reflected $31 million associated with de novo expansion and branch consolidation, $26 million related to the credit card business and $16 million related to our efficiency initiatives.
In the first quarters of 2007 and 2006, and in the second quarter of 2006 for Capital Management, we granted stock awards to employees. Under the applicable accounting, we are required to fully expense the fair value as of the grant date of awards to employees who are retirement-eligible at the date of the grant. This incremental salary and employee benefits expense for retirement-eligible employees amounted to $93 million in the first quarter of 2007 and $98 million in the same period a year ago.

Merger-Related and Restructuring Expenses Merger-related and restructuring expenses in the first quarter of 2007 of $10 million included $2 million related to Golden West and a net $8 million related to Westcorp and other acquisitions. In the first quarter of 2006, we recorded $68 million of these expenses, the majority of which related to SouthTrust.
Income Taxes Income taxes were $998 million in the first quarter of 2007 compared with $884 million in the same period a year ago. The related income tax rates on a tax-equivalent basis were 30.99 percent and 35.06 percent a year ago. The decrease in the rate was largely related to updated information on certain income tax matters in the first quarter of 2007, which under the new accounting standard for uncertain income tax positions is recorded in the quarter in which the updated information becomes available rather than over the full year as was the prior accounting standard.
Business Segments
We provide diversified banking and nonbanking financial services and products primarily through four core business segments, the General Bank, Wealth Management, the Corporate and Investment Bank, and Capital Management.
Business segment data excludes merger-related and restructuring expenses, other intangible amortization, and the effect of changes in accounting principles.
We continuously update segment information for changes that occur in the management of our businesses. In the first quarter of 2007, we moved our cross-border leasing activity from the Corporate and Investment Bank to the Parent to keep it aligned with the way in which this activity is reported to senior management subsequent to the adoption of new accounting for leveraged leases. Our current and historical financial reporting reflects this change. The impact to segment earnings, while not significant, as a result of this and other changes was:
•	A $3 million decrease in the General Bank.

•	A $7 million decrease in Wealth Management.

•	A $91 million decrease in the Corporate and Investment Bank.

•	A $3 million increase in Capital Management.

•	A $98 million increase in the Parent.
Subsequent to the end of the first quarter of 2007, we announced a realignment of some of our businesses and other corporate functions. The combination of the General Bank’s private advisory group with the Wealth Management businesses and the General Bank’s commercial real estate business into the Corporate and Investment Bank’s Investment Banking line of business is expected to occur by the end of the year. We are still evaluating how these realignments may affect our segment reporting for future periods; however, we expect Wealth Management will remain a separate reporting segment.

General Bank	Three Months Ended
Performance Summary	March 31,
(Dollars in millions)	2007	2006

Income statement data
Net interest income (Tax-equivalent)	$3,705	2,531
Fee and other income	862	868
Intersegment revenue	48	43

Total revenue (Tax-equivalent)	4,615	3,442
Provision for credit losses	162	62
Noninterest expense	2,030	1,656
Income taxes (Tax-equivalent)	884	629

Segment earnings	$1,539	1,095

Performance and other data
Economic profit	$1,159	854
Risk adjusted return on capital (RAROC)	48.22%	58.38
Economic capital, average	$12,622	7,308
Cash overhead efficiency ratio (Tax-equivalent)	43.98%	48.10
Lending commitments	$145,326	115,788
Average loans, net	326,808	177,458
Average core deposits	$292,389	211,169
FTE employees	57,224	44,927

General Bank The General Bank includes our Retail and Small Business and Commercial lines of business. The General Bank’s earnings rose 41 percent to $1.5 billion, reflecting the addition of Golden West and Westcorp, as well as organic growth. Other key General Bank trends in the first quarter of 2007 compared with the first quarter of 2006 included:
•	34 percent revenue growth, led by 46 percent growth in net interest income related to a larger balance sheet. Organic strength in loan production, particularly in commercial and auto, as well as the re-entry into the credit card business, also contributed to net interest income growth. Golden West contributed $894 million to net interest income.

•	Essentially flat fee and other income, with solid growth in service charges and interchange income more than offset by the effect of the MBNA fee of $100 million in the first quarter a year ago. Other banking fees declined due to lower mortgage servicing rights and hedge results in comparison with the first quarter of 2006, offset by more favorable secondary marketing delivery gains and increasing service fee income as our servicing portfolio continues to grow.

•	Commercial loan growth driven by middle-market commercial and business banking. Consumer loan growth included the impact of the October 2006 addition of $124.0 billion from Golden West, principally variable rate consumer real estate-secured loans, with additional organic growth in auto and credit cards. Higher interest spreads in the auto loan portfolio partially offset slowing growth in home equity lines as customers shifted from variable rate to fixed rate products.

•	Deposit growth of 38 percent led by consumer certificates of deposit and money market funds, including strong sales momentum. Net new retail checking accounts increased 270,000 in the first quarter of 2007, compared with an increase of 188,000 in the first quarter of 2006 and 555,000 in the full year 2006. Of the increase in the first quarter of 2007, 14 percent came from branches in our expanded western markets.

•	23 percent growth in noninterest expense including the acquisition impact, de novo branch activity and costs related to reentering the credit card business.

•	An increased provision as a result of higher losses in commercial, auto and real estate-secured loans.

•	Improvement in the overhead efficiency ratio to 43.98 percent due to merger activity, expense management efforts and revenue growth.

Wealth Management	Three Months Ended
Performance Summary	March 31,
(Dollars in millions)	2007	2006

Income statement data
Net interest income (Tax-equivalent)	$146	150
Fee and other income	195	188
Intersegment revenue	1	1

Total revenue (Tax-equivalent)	342	339
Provision for credit losses	—	—
Noninterest expense	241	248
Income taxes (Tax-equivalent)	36	34

Segment earnings	$65	57

Performance and other data
Economic profit	$46	39
Risk adjusted return on capital (RAROC)	43.63%	39.34
Economic capital, average	$566	556
Cash overhead efficiency ratio (Tax-equivalent)	70.22%	73.25
Lending commitments	$6,686	6,229
Average loans, net	17,180	15,603
Average core deposits	$14,037	14,609
FTE employees	4,393	4,758

Wealth Management Wealth Management includes private banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage. Wealth Management’s earnings increased 14 percent to $65 million in the first quarter of 2007 and reflected continuing positive client response to the introduction of a new investment platform. Other key Wealth Management trends in the first quarter of 2007 compared with the first quarter of 2006 included:
•	Increased fee and other income led by strong growth in fiduciary and asset management fees, offset by lower insurance commissions.
•	A dip in net interest income as margin compression and a decline in average core deposits overcame strong momentum in loans.
•	1 percent growth in assets under management from year-end 2006 to $76.2 billion.

Corporate and Investment Bank	Three Months Ended
Performance Summary	March 31,
(Dollars in millions)	2007	2006

Income statement data
Net interest income (Tax-equivalent)	$453	463
Fee and other income	1,088	1,242
Intersegment revenue	(42)	(37)

Total revenue (Tax-equivalent)	1,499	1,668
Provision for credit losses	—	1
Noninterest expense	903	893
Income taxes (Tax-equivalent)	217	283

Segment earnings	$379	491

Performance and other data
Economic profit	$159	301
Risk adjusted return on capital (RAROC)	20.10%	31.15
Economic capital, average	$7,088	6,066
Cash overhead efficiency ratio (Tax-equivalent)	60.20%	53.55
Lending commitments	$106,578	103,812
Average loans, net	40,946	36,871
Average core deposits	$28,948	25,568
FTE employees	5,959	5,994

Corporate and Investment Bank Our Corporate and Investment Bank includes Corporate Lending, Investment Banking, and Treasury and International Trade Finance. Corporate and Investment Bank earnings declined 23 percent to $379 million, reflecting lower results in principal investing and global rate products partially offset by strong results in real estate capital markets and investment banking origination. Other key Corporate and Investment Bank trends in the first quarter of 2007 compared with the first quarter of 2006 included:
•	A 2 percent decline in net interest income as higher average loans and deposits were more than offset by the impact of lower-spread assets in the commercial mortgage business and lower trading-related income.

•	A 12 percent decline in fee income as strong results in commercial mortgage securitization and high yield origination were more than offset by lower results in principal investing, global rate products and equities compared with the first quarter of 2006, which also included a $33 million gain related to the New York Stock Exchange/Archipelago merger.

•	Modest growth in expenses reflecting decreased incentive expenses, more than offset by higher technology and equipment expense.

•	Average core deposit growth of 13 percent primarily from global money market deposits, and average loan growth of 11 percent primarily from increased corporate loans and international correspondent banking.

Capital Management	Three Months Ended
Performance Summary	March 31,
(Dollars in millions)	2007	2006

Income statement data
Net interest income (Tax-equivalent)	$265	250
Fee and other income	1,458	1,230
Intersegment revenue	(8)	(8)

Total revenue (Tax-equivalent)	1,715	1,472
Provision for credit losses	—	—
Noninterest expense	1,236	1,135
Income taxes (Tax-equivalent)	175	123

Segment earnings	$304	214

Performance and other data
Economic profit	$261	175
Risk adjusted return on capital (RAROC)	77.48%	59.88
Economic capital, average	$1,592	1,450
Cash overhead efficiency ratio (Tax-equivalent)	72.07%	77.08
Lending commitments	$303	237
Average loans, net	1,554	856
Average core deposits	$31,683	33,583
FTE employees	17,704	17,147

Capital Management Capital Management includes Retail Brokerage Services, which encompasses retail brokerage and our annuity and reinsurance businesses, and Asset Management, which includes mutual funds, customized advisory services and defined benefit and defined contribution retirement services. Capital Management grew earnings 42 percent to a record $304 million, reflecting higher retail brokerage transaction activity and equity syndicate distribution fees, strong brokerage managed account fees and the impact of acquisitions. Other key Capital Management trends in the first quarter of 2007 compared with the first quarter of 2006 included:
•	Record revenue driven by strength in retail brokerage managed account fees as managed assets grew 17 percent to $140.6 billion. Net interest income rose 6 percent as a result of wider deposit spreads and the impact of higher transaction activity, which more than offset a decrease in deposits.
o	$1.4 billion in revenue from our retail brokerage businesses included transactional revenues of $535 million and asset-based and other income of $895 million. Retail brokerage fee income increased 16 percent driven by strength in managed account fees, higher brokerage transaction activity and equity syndicate distribution fees, and growth in other asset-based fees, partially offset by lower valuations on investments used to fund deferred compensation plans.

o	$287 million in revenue from our asset management businesses, driven by the addition of ECM and other acquisitions, as well as core growth in assets under management.
•	9 percent growth in noninterest expense, primarily due to increased commissions, the impact of acquisitions, and employee stock compensation expense.

Total Assets Under Management (AUM)	2007		2006
	First Quarter		Fourth Quarter		First Quarter
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix

Equity	$107	34%	$104	37%	$90	37%
Fixed income	143	45	114	41	106	44
Money market	65	21	61	22	45	19

Total assets under management (a)	$315	100%	$279	100%	$241	100%
Securities lending	56	—	57	—	60	—

Total assets under management and securities lending	$371	—	$336	—	$301	—

(a) Includes $76 billion in assets managed for Wealth Management, which are also reported in that segment.

Mutual Funds (AUM also included in the above)	2007		2006
	First Quarter		Fourth Quarter		First Quarter
		Fund		Fund		Fund
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix

Equity	$37	34%	$36	33%	$34	36%
Fixed income	23	21	23	21	23	24
Money market	50	45	49	46	38	40

Total mutual fund assets	$110	100%	$108	100%	$95	100%

Total assets under management of $314.6 billion at March 31, 2007, were up 13 percent from December 31, 2006, including $26.2 billion from the ECM acquisition, $8.6 billion in net inflows and modest market appreciation. Equity assets reached $107.1 billion, up 3 percent in the same period. Despite challenging equity markets, total brokerage client assets grew 2 percent from year-end 2006 to $773.0 billion at March 31, 2007.

Parent	Three Months Ended
Performance Summary	March 31,
(Dollars in millions)	2007	2006

Income statement data
Net interest income (Tax-equivalent)	$(72)	145
Fee and other income	138	(11)
Intersegment revenue	1	1

Total revenue (Tax-equivalent)	67	135
Provision for credit losses	15	(2)
Noninterest expense	168	239
Minority interest	136	95
Income taxes (Tax-equivalent)	(273)	(114)

Segment earnings (loss)	$21	(83)

Performance and other data
Economic profit	$35	(108)
Risk adjusted return on capital (RAROC)	17.04%	(4.92)
Economic capital, average	$2,418	2,757
Cash overhead efficiency ratio (Tax-equivalent)	78.63%	108.96
Lending commitments	$610	516
Average loans, net	28,773	29,786
Average core deposits	$2,213	5,285
FTE employees	25,089	24,308

Parent Parent includes all asset and liability management functions, including managing our securities portfolio for liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs, certain revenues and expenses that are not allocated to the business segments; and the results of wind-down or divested businesses, including our HomEq subprime mortgage servicing business, which was divested on November 1, 2006, and cross-border leasing activity, which was moved from the Corporate and Investment Bank to the Parent in the first quarter of 2007. Key trends in the Parent segment in the first quarter of 2007 compared with the first quarter of 2006 included:
•	Lower net interest income, largely reflecting decreased securities and other earnings assets including the sale of $13.2 billion of securities in connection with the Golden West merger, and growth in wholesale borrowings due to the addition of Westcorp. In addition, the contribution from hedge-related derivatives was lower.

•	A $149 million increase in fee and other income reflecting net securities gains of $47 million compared with losses of $65 million in the year-ago period, as well as increased fees related to certain corporate investments and improvement in trading, partially offset by the effect of the Corporate and Institutional Trust and HomEq divestitures.

•	A 30 percent decrease in noninterest expense reflecting efficiencies and cost control.
This segment reflects the impact of Prudential Financial’s 38 percent minority interest in Wachovia Securities Financial Holdings, LLC. Total minority interest expense, which also includes other subsidiaries, was $136 million in the first quarter of 2007 compared with $95 million in the first quarter of 2006.
Balance Sheet Analysis
Securities The decrease in securities available for sale from December 31, 2006, primarily reflects pay downs on mortgage-backed securities. Unrealized net securities losses in the first quarter of 2007 decreased $161 million due to the effect of lower rates primarily on our fixed rate mortgage-backed securities. The average duration of this portfolio remained unchanged at 3.4 years.

Securities Available For Sale
	March 31,	December 31,
(In billions)	2007	2006

Market value	$106.8	108.6
Net unrealized loss	$(0.8)	(1.0)

Memoranda (Market value)
Residual interests	$0.7	0.8
Retained bonds
Investment grade (a)	6.9	6.6
Other	—	—

Total	$6.9	6.6

(a) $6.4 billion had credit ratings of AA and above at March 31, 2007.
Included in securities available for sale at March 31, 2007, were residual interests with a market value of $746 million, which included a net unrealized gain of $195 million, and retained bonds from securitizations with a market value of $6.9 billion, which included a net unrealized gain of $1 million.
The average rate earned on securities available for sale was 5.42 percent in the first quarter of 2007 and 5.28 percent in the first quarter of 2006. The Interest Rate Risk Management section further explains our interest rate risk management practices.

Loans — On-Balance Sheet

	2007	2006
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$99,687	96,285	95,281	91,737	89,138
Real estate — construction and other	16,965	16,182	16,067	15,329	14,483
Real estate — mortgage	20,130	20,026	19,455	19,745	20,066
Lease financing	24,053	25,341	25,253	25,194	25,238
Foreign	16,240	13,464	12,677	11,680	11,535

Total commercial	177,075	171,298	168,733	163,685	160,460

Consumer
Real estate secured	220,682	225,826	100,115	98,420	98,898
Student loans	8,479	7,768	9,175	9,139	10,555
Installment loans	23,665	22,660	21,454	20,508	20,189

Total consumer	252,826	256,254	130,744	128,067	129,642

Total loans	429,901	427,552	299,477	291,752	290,102
Unearned income	(8,238)	(7,394)	(8,718)	(8,836)	(9,170)

Loans, net (On-balance sheet)	$421,663	420,158	290,759	282,916	280,932

Loans — Managed Portfolio (Including on-balance sheet)

	2007	2006
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$187,723	180,358	174,507	167,537	165,239
Real estate secured	236,995	240,178	113,907	113,561	114,803
Student loans	11,576	10,948	12,445	12,544	12,473
Installment loans	27,118	26,355	25,477	24,803	24,271

Total managed portfolio	$463,412	457,839	326,336	318,445	316,786
Loans We have taken several steps to enhance loan growth through acquisitions and investments that we expect will strengthen our loan portfolio mix with a greater proportion of consumer loans, including offering a broader suite of mortgage loan products through our bank branch network and World Savings Bank offices, auto loans through our expanded dealer financial services network and direct issuance of credit cards. In commercial lending, we have pursued risk reduction strategies in recent years to actively reduce potential problem loans and certain large corporate loans. We will continue to actively monitor loan quality and take proactive steps to reduce risk when warranted.
The increase in net loans from year-end 2006 reflected 3 percent growth in commercial loans, partially offset by a decline in our leasing portfolio largely related to the adoption of the new accounting for leveraged leases, as described in the Stockholders’ Equity section. The decline in consumer loans from year-end 2006 reflected increased auto lending and credit cards, more than offset by lower real estate-secured loans in weaker housing markets, as well as the securitization and sale of $4.9 billion of consumer loans, including $3.3 billion of mortgage loans and $1.5 billion of prime equity lines.
Our loan portfolio is broadly diversified by industry, concentration and geography. Additionally, the portfolio is well collateralized:
•	Commercial loans represented 41 percent and consumer loans 59 percent of the loan portfolio at March 31, 2007.

•	77 percent of the commercial loan portfolio is secured by collateral.

•	99 percent of the consumer loan portfolio is secured by collateral or guaranteed.
Of our $220.7 billion consumer real estate-secured loan portfolio:

•	87 percent is secured by a first lien.

•	83 percent has a loan-to-value ratio of 80 percent or less.

•	95 percent has a loan-to-value ratio of 90 percent or less.
Our managed loan portfolio grew modestly from year-end 2006, reflecting the growth discussed above. The managed loan portfolio includes the on-balance sheet loan portfolio; loans held for sale; loans securitized for which the retained interests are classified in securities; and the off-balance sheet portfolio of securitized loans sold where we service the loans.

Asset Quality	2007	2006
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$1,584	1,234	578	619	672
Foreclosed properties	155	132	181	99	108

Total nonperforming assets	$1,739	1,366	759	718	780

as % of loans, net and foreclosed properties	0.41%	0.32	0.26	0.25	0.28

Nonperforming assets in loans held for sale	$26	16	23	23	24

Total nonperforming assets in loans and in loans held for sale	$1,765	1,382	782	741	804

as % of loans, net, foreclosed properties and loans held for sale	0.40%	0.32	0.26	0.25	0.28

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$3,360	3,004	3,021	3,036	2,724
Balance of acquired entities at purchase date	—	303	—	—	300
Net charge-offs	(155)	(140)	(116)	(51)	(59)
Allowance relating to loans acquired, transferred to loans held for sale or sold	(3)	(18)	(15)	(18)	12
Provision for credit losses related to loans transferred to loans held for sale or sold (b)	1	7	(4)	5	—
Provision for credit losses	175	204	118	49	59

Allowance for loan losses, end of period	3,378	3,360	3,004	3,021	3,036

Reserve for unfunded lending commitments, beginning of period	154	159	165	160	158
Provision for credit losses	1	(5)	(6)	5	2

Reserve for unfunded lending commitments, end of period	155	154	159	165	160

Allowance for credit losses	$3,533	3,514	3,163	3,186	3,196

Allowance for loan losses
as % of loans, net	0.80%	0.80	1.03	1.07	1.08
as % of nonaccrual and restructured loans (c)	213	272	520	488	452
as % of nonperforming assets (c)	194	246	396	421	389
Allowance for credit losses
as % of loans, net	0.84%	0.84	1.09	1.13	1.14

Net charge-offs	$155	140	116	51	59
Commercial, as % of average commercial loans	0.07%	0.04	0.03	(0.06)	0.05
Consumer, as % of average consumer loans	0.20	0.19	0.32	0.23	0.14
Total, as % of average loans, net	0.15%	0.14	0.16	0.08	0.09

Past due loans, 90 days and over, and nonaccrual loans (c)
Commercial, as a % of loans, net	0.28%	0.23	0.28	0.28	0.32
Consumer, as a % of loans, net	0.66%	0.59	0.61	0.64	0.62

(a)	The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.

(b)	The provision related to loans transferred or sold includes recovery of lower of cost or market losses.

(c)	These ratios do not include nonperforming assets included in loans held for sale.
Nonperforming Assets Nonperforming assets increased from year-end 2006 to 0.40 percent of loans, foreclosed properties and loans held for sale driven by growth in consumer real estate-secured and commercial loans. Nonaccrual loans increased from year-end 2006, driven primarily by an increase of $194 million related to the World Savings well-collateralized real estate-secured portfolio. New inflows to commercial nonaccrual loans in the first quarter of 2007 were $196 million, up $39 million from fourth quarter 2006. Impaired commercial loans were $420 million at March 31, 2007, up from $319 million at year-end 2006.
Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $555 million at March 31, 2007, compared with $650 million at December 31, 2006. Of the total past due loans, $42 million were commercial loans or commercial real estate loans and $513 million were consumer loans.
Net Charge-offs Net charge-offs as a percentage of average net loans of 0.15 percent in the first quarter of 2007 were up slightly from the fourth quarter of 2006. In the first quarter of 2007, commercial net charge-offs were $28 million compared with $18 million in the first quarter of 2006. Consumer net charge-offs were $127 million, up from $41 million in the first quarter of 2006, largely reflecting increases in the auto portfolio including the effect of the Westcorp merger and higher real estate-secured losses. The low level of net charge-offs reflects a continuing solid credit environment, the highly collateralized nature of our loan portfolio and our careful management of the inherent credit risk in our loan portfolio. The Golden West portfolio has a long record of extremely low net charge-offs, including virtually none for the past eight years, reflecting strong underwriting and credit risk management.
Provision for Credit Losses Provision expense was $177 million, largely reflecting growth in auto, commercial and credit card lending.
Allowance for Loan Losses and Reserve for Unfunded Lending Commitments The allowance for loan losses increased $18 million from year-end 2006 to $3.4 billion at March 31, 2007, including increased reserves for our commercial, credit card and auto portfolios partially offset by a decrease in the unallocated reserve. The unallocated portion of the allowance decreased from year-end 2006 by $15 million reflecting diminished uncertainty related to the World Savings portfolio. The reserve for unfunded lending commitments was $155 million at March 31, 2007, and $154 million at December 31, 2006. The reserve for unfunded lending commitments relates to commercial lending activity and is included in other liabilities.
Loans Held for Sale Loans held for sale include loans originated for sale or securitization as part of our core business strategy and the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk. At March 31, 2007, and at December 31, 2006, core business activity, which includes residential and commercial mortgages and auto loans that we originate with the intent to sell to third parties, represented substantially all loans held for sale.
In the first quarter of 2007, we sold or securitized $14.7 billion in loans out of the loans held for sale portfolio, including $9.5 billion of commercial mortgage loans and $5.2 billion of consumer loans. In the first quarter of 2006, we sold or securitized $11.4 billion of loans out of the loans held for sale portfolio, including $6.0 billion of commercial loans and $5.4 billion of consumer loans, primarily residential mortgages. None of the loans sold in either period were nonperforming.
Goodwill In connection with acquisitions, we record purchase accounting adjustments to reflect the respective fair values of the assets and liabilities of acquired entities, as well as certain exit costs related to these mergers. Purchase accounting adjustments for Golden West and ECM are preliminary and are subject to refinement for up to one year following consummation.
In the first quarter of 2007, we recorded additional preliminary fair value and exit cost purchase accounting adjustments amounting to a net increase in goodwill of $39 million ($25 million after tax) related to Golden West. In addition, we recorded a $4 million ($2 million after tax) reduction to the deposit base intangible. Including amounts recorded in the prior quarter and based on a purchase price of $24.3 billion and Golden West tangible stockholders’ equity of $9.7 billion, these adjustments resulted in goodwill of $14.9 billion at March 31, 2007.
In the first quarter of 2007, we recorded final fair value and exit cost purchase accounting adjustments amounting to a net decrease in goodwill of $15 million after tax related to the March 1, 2006, Westcorp acquisition. Based on a purchase price of $3.8 billion, Westcorp tangible stockholders’ equity of $1.9 billion, and dealer relationship and deposit base intangibles amounting to $405 million ($253 million after tax), these adjustments resulted in goodwill of $1.5 billion at March 31, 2007.
The rest of the $459 million increase in goodwill from December 31, 2006, related primarily to the January 31, 2007, acquisition of a majority interest in ECM.
Liquidity and Capital Adequacy
Core Deposits Core deposits increased 2 percent from year-end 2006 to $377.4 billion at March 31, 2007. Compared with the first quarter of 2006, average core deposits in the first quarter of 2007 increased 27 percent to $369.3 billion, which included the effect of the October 2006 addition of $67.0 billion from Golden West, and average low-cost core deposits, which exclude consumer certificates of deposit, increased 4 percent to $253.0 billion. Average consumer certificates of deposit rose $70.0 billion from the first quarter of 2006.
Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $80.6 billion in the first quarter of 2007, including the impact of the October 2006 addition of $4.5 billion from Golden West, and $94.1 billion in the first quarter of 2006. Purchased funds were $77.9 billion at March 31, 2007, compared with $84.8 billion at December 31, 2006, as higher foreign deposits were more than offset by the effect of greater use of long-term debt for funding rather than short-term borrowings.
Long-term Debt Long-term debt was $142.3 billion at March 31, 2007, and $138.6 billion at December 31, 2006, reflecting the issuance of $12.4 billion of debt including $875 million in hybrid trust preferred securities that qualify as tier 1 capital under a trust preferred shelf registration. Debt issuances were partially offset by maturities. In the rest of 2007, scheduled maturities of long-term debt amount to $25.4 billion. We anticipate replacing the maturing obligations.
Wachovia and Wachovia Bank, National Association have a $20.0 billion Euro Medium Term Note Programme (EMTN), under which we may issue senior and subordinated debt securities. These securities are not registered with the Securities and Exchange Commission (SEC) and may not be offered in the United States without applicable exemptions from registration. Under the EMTN, Wachovia and Wachovia Bank issued an aggregate $1.3 billion of debt securities in the first quarter of 2007 and had up to $9.0 billion available for issuance at March 31, 2007.
Under our current shelf registration statement filed with the SEC, at March 31, 2007, we had $13.0 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance under this program. In addition at March 31, 2007, we had available for issuance up to $4.4 billion under a medium-term note program covering senior or subordinated debt securities. Also, at March 31, 2007, Wachovia Bank had a global note program for the issuance of up to $15.6 billion of senior and subordinated notes. In the first quarter of 2007, we issued $5.5 billion of senior and subordinated bank notes under this program. We also have a shelf registration under which we may offer and sell hybrid trust preferred securities. Our board of directors approved an initial amount for issuance of $5.0 billion. At March 31, 2007, $4.1 billion was available for issuance. The issuance of debt or equity securities continues under all our programs and depends on future market conditions, funding needs and other factors.
Credit Lines Wachovia Bank has a $1.9 billion committed back-up line of credit that expires in 2010. This credit facility contains a covenant that requires us to maintain a minimum level of adjusted total equity capital. We have not used this line of credit. A nonbank subsidiary has $5.0 billion of committed backup lines of credit that expire in 2011. These credit facilities have no financial covenants associated with them. There was $250 million outstanding under this credit facility at March 31, 2007, which was repaid in April 2007.
Stockholders’ Equity Stockholders’ equity rose slightly from year-end 2006, to $69.8 billion at March 31, 2007, including repurchases of 5 million common shares at a cost of $284 million in connection with our share repurchase programs; and net depreciation in the securities portfolio. At March 31, 2007, we were authorized to buy back 37 million shares of common stock. Our First Quarter 2007 Report on Form 10-Q has additional information related to share repurchases.

Dividend and Share Activity
	Three Months Ended
	March 31,
(In millions, except per share data)	2007	2006

Dividends	$1,071	822
Dividends per common share	$0.56	0.51
Common shares repurchased	5	38
Average diluted common shares outstanding	1,925	1,586
On January 1, 2007, we adopted FASB Staff Position FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (FSP 13-2), FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No 109, Statement of Financial Accounting Standards (SFAS) No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140, and Emerging Issues Task Force Issue No. 06-5 related to accounting for purchases of life insurance. For all these new standards, the cumulative effect of adoption is recorded as an adjustment, net of applicable taxes, to beginning retained earnings. The adoption of the new accounting for leveraged leases on January 1, 2007, resulted in a $1.4 billion after-tax reduction to beginning retained earnings. The cumulative effect of adopting the other standards was not significant. Notes to Consolidated Financial Statements in our First Quarter 2007 Report on Form 10-Q have further information.
Subsidiary Dividends Wachovia Bank is the largest source of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at March 31, 2007, our subsidiaries had $8.5 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $500 million in dividends to the parent company in the first quarter of 2007.
Regulatory Capital Our capital ratios were above regulatory minimums in the first quarter of 2007 and we continued to be classified as well capitalized. The tier 1 capital ratio decreased 7 basis points from December 31, 2006, to 7.35 percent at March 31, 2007. The adoption of the new accounting for leveraged leases noted above reduced the tier 1 capital ratio by approximately 27 basis points. Our total capital ratio was 11.41 percent and our leverage ratio was 6.08 percent at March 31, 2007, and 11.33 percent and 6.01 percent, respectively, at December 31, 2006.

Summary of Off-Balance Sheet Exposures

	March 31, 2007		December 31, 2006
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure

Guarantees
Securities and other lending indemnifications	$—	62,488	—	61,715
Standby letters of credit	116	37,848	115	37,783
Liquidity agreements	11	29,090	9	27,610
Loans sold with recourse	49	6,037	50	7,543
Residual value guarantees	—	1,155	—	1,131

Total guarantees	$176	136,618	174	135,782

Off-Balance Sheet Transactions
In the normal course of business, we engage in a variety of financial transactions that under GAAP either are not recorded on the balance sheet or are in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. The following discussion also includes retained interests from securitization transactions. Retained interests from securitizations recorded as either available for sale securities, trading account assets or loans amounted to $8.2 billion at March 31, 2007, and at December 31, 2006.
Risk Governance and Administration
Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Market risk is inherent in all these activities.
The VAR methodology assesses market volatility over the most recent 252 trading days to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent and 99 percent confidence levels, and 10-day VAR at the 99 percent confidence level. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. Our 1-day VAR limit in the first quarter of 2007 was $30 million. The total 1-day VAR was $22 million at March 31, 2007, and $30 million at December 29, 2006, and primarily related to interest rate risk and credit spread risk. The high, low and average VARs in the first quarter of 2007 were $28 million, $17 million and $23 million, respectively.
Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish net interest income we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process and describes the actions we take to protect earnings from interest rate risk.
A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Historically, our large and relatively rate-insensitive deposit base has funded a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates a highly asset-sensitive balance sheet. Furthermore, our focus on new customer acquisition and quality customer service has historically enabled us to generate deposit growth that has matched or outpaced loan growth, adding to our naturally asset-sensitive position. To achieve more neutrality or to establish a liability-sensitive position, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives.

We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall interest rate risk management strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include various interest rate swaps, futures and forwards, which in some cases are designated and accounted for as accounting hedges. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments.
We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios for time periods as long as 36 months. In analyzing interest rate sensitivity for policy measurement, we compare forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate.” The policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure we prudently manage interest-bearing assets and liabilities in ways that improve financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of earnings per share in both falling and rising rate environments.
The “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. Our standard approach evaluates expected earnings in a 400 basis point range, or 200 basis points both above and below the “market forward rate” scenario. Based on our April 2007 forward rate expectation, our various scenarios together measure earnings volatility to a March 2008 federal funds rate ranging from 2.60 percent to 6.60 percent.
We simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year treasury note rate and 30-year treasury note rate would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely long-term rates rising to a greater degree than short-term rates would lead to a steepening of the yield curve.
The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested and the shape of the yield curve implicit in the “market forward rate” scenario. In the first six months of 2004, the threat of rising rates, but uncertain timing, kept the yield curve very steep. Before the Federal Reserve’s Federal Open Market Committee’s tightening campaign began in late June 2004, our investment and hedging strategies were designed to manage both repricing risk and curve flattening that typically accompanies a rapid rise in short-term rates. Much of the anticipated flattening occurred throughout 2004, 2005 and 2006. At March 31, 2007, the spread between the 10-year treasury note rate and the federal funds rate was inverted at a negative 65 basis points, which is considerably different from the long-term average spread of a positive 117 basis points. While we still believe further inversion is possible, and we will continue to measure the impact of a nonparallel shift in rates, we feel the risk of earnings volatility due to further inversion has somewhat subsided.

Considering the balance of risks for 2007, we will focus primarily on managing the value created through our expanded deposit base as we protect the net interest margin against the pressures of higher short-term rates, and relative to prior years, a flatter yield curve. We expect to rely on our large base of low-cost core deposits as well as diverse wholesale sources to fund incremental investments in loans and securities. The characteristics of the loans we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if more fixed rate loans were added to our loan portfolio, we would likely allow existing discretionary investments to mature or we would liquidate them. If more variable rate loans were added to our loan portfolio, we would likely allow fixed rate securities to mature or we would liquidate them, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans. For example, Golden West option ARMs, despite being a monthly floating rate product, reprice on an index that generally lags changes in short-term rates. A portion of these option ARMs is funded with short-term floating rate notes, which together create a profile that is liability-sensitive as measured under our earnings sensitivity analysis. Therefore, in advance of the Golden West merger, we reduced the size of our fixed rate exposure in residential mortgage-backed securities and commercial mortgage-backed securities in order to help achieve the desired interest rate risk profile for the combined company.
Earnings Sensitivity The Policy Period Sensitivity Measurement table provides a summary of our interest rate sensitivity measurements.
The April 2007 forward rate expectations imply a high probability that the federal funds rate will decline 50 to 75 basis points by the end of the policy period in March 2008. If this occurs, the spread between the 10-year treasury note rate and the federal funds rate would compress from a negative 65 basis points of slope as of March 31, 2007, to a less inverted yield curve of a negative 11 basis points of slope by March 2008. Because it is unlikely under this scenario that federal fund rates would rise an additional 200 basis points in parallel, our high rate sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. These yield curves are constructed to represent the more likely range of yield curve shapes that may prevail in an environment where short-term rates rise 200 basis points above current market expectations. The reported high rate sensitivity is a composite of these three scenarios.

Policy Period	Actual	Implied
Sensitivity Measurement	Fed Funds	Fed Funds	Percent
	Rate at	Rate at	Earnings
	April 2007	March 2008	Sensitivity

Market Forward Rate Scenarios (a)	5.23%	4.60	—

High Rate Composite		6.60	(1.60)

Low Rate		2.60	4.00

(a)	Assumes base federal funds rate mirrors market expectations.
In April 2007, our earnings simulation model indicated earnings would be negatively affected by 1.6 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where short-term rates gradually decline 200 basis points over a 12-month period while the longer-term 10-year treasury note rate and the 30-year treasury note rate each decline by less than 200 basis points relative to the “market forward rate” scenario. The model indicates earnings would be positively affected by 4.0 percent in this scenario. These percentages are for a full year, but may be higher or lower in individual reporting periods.
While our interest rate sensitivity modeling assumes management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters
The following information addresses significant new developments in accounting standard setting that will affect us, as well as new or proposed legislation that will continue to have a significant impact on our industry.
Transfers of Financial Assets The FASB has an ongoing project addressing the accounting for the transfer of financial instruments and retention of an interest in such financial instruments, which may result in an amendment to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS 140). This amendment may revise or clarify the criteria for derecognition of financial assets after a transfer and may address the permitted activities of a qualifying special purpose entity (QSPE). Such an amendment or other form of clarifying guidance may result in changes to the structure of and/or the accounting for these transactions subject to SFAS 140. We cannot at this time predict with certainty whether any guidance will be issued or what the transition provisions for implementing the guidance might be.
Fair Value In September 2006, the FASB issued SFAS 157, Fair Value Measurement (SFAS 157), which establishes a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurement and provides new income recognition criteria for certain derivative contracts. SFAS 157 does not establish any new fair value measurements itself, but applies under other accounting standards that require the use of fair value for recognition or disclosure. In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations. The election to carry an instrument at fair value is made at the individual contract level and can be made only at origination or inception of the instrument, or upon the occurrence of an event that results in a new basis of accounting. The election is irrevocable.
Both SFAS 157 and SFAS 159 are effective January 1, 2008, with early adoption permitted on January 1, 2007. We will adopt these standards on January 1, 2008, and are currently assessing the impact of adoption on our consolidated financial position and results of operations. The effect of adopting SFAS 157 will be recorded either directly to results of operations or as a cumulative effect of a change in accounting principle through an adjustment to beginning retained earnings on January 1, 2008, depending on the nature of the financial instrument to which the new fair value measurement is being applied. The transition adjustment for SFAS 159 will be recorded as a cumulative effect of a change in accounting principle through an adjustment to beginning retained earnings.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2006 Annual Report on Form 10-K.
In June 2004, the Basel Committee on Bank Supervision published new international guidelines for determining regulatory capital that are designed to be more risk sensitive than the current framework. In the fourth quarter of 2006, the U.S. regulatory agencies published a joint Notice of Proposed Rulemaking (NPR) for Basel II that represents the U.S. version of the international guidelines. Under the NPR, we must develop an implementation plan within six months of the effective date of the final rule with the transitional period for capital calculation to begin within 36 months of the effective date of the final rule. Regulatory efforts in the U.S. for Basel II have experienced continued timing delays, and the date of a final rule remains unknown. The NPR currently proposes to make 2008 the first possible year for a bank to conduct its parallel run (the first step towards Basel II implementation) for measuring regulatory capital under the new regulatory capital rules and the existing general risk-based capital rules. The NPR also proposes 2009-2011 as the first possible years for the transitional periods. We have established necessary project management infrastructure and funding to ensure we will fully comply with the new regulations.

Table 1
EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with U.S. generally accepted accounting principles (GAAP), our management uses certain non-GAAP financial measures such as expenses excluding merger-related and restructuring expenses; the dividend payout ratio on a basis that excludes other intangible amortization, merger-related and restructuring expenses, discontinued operations and the cumulative effect of a change in accounting principle; and net interest income on a tax-equivalent basis.
     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and our business and performance trends, and they facilitate comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses permits evaluation and comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information related to segment performance, see the Business Segments section and the Business Segments footnote to Notes to Consolidated Financial Statements. This report contains information relating to estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.
     In addition, because of the significant amount of deposit base intangible amortization, we believe the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding other intangible amortization, merger-related and restructuring expenses, discontinued operations and the cumulative effect of a change in accounting principle and has communicated certain dividend payout ratio goals to investors on this basis. We believe this dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.
     This report also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.
     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended
	March 31,

(In millions, except per share data)	2007	2006

Net interest income (GAAP)	$4,460	3,490
Tax-equivalent adjustment	37	49

Net interest income (Tax-equivalent)	$4,497	3,539

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$1.20	1.09
Other intangible amortization	0.04	0.04
Merger-related and restructuring expenses	-	0.03

Earnings per share (a)	$1.24	1.16

Dividends paid per common share	$0.56	0.51
Dividend payout ratios (GAAP) (b)	46.67%	46.79
Dividend payout ratios (a) (b)	45.16%	43.97

(a)  Excludes other intangible amortization, and merger-related and restructuring expenses.
(b)  Dividend payout ratios are determined by dividing dividends per common share by earnings per common share.

Table 2
SELECTED STATISTICAL DATA

	2007	2006

	First	Fourth	Third	Second	First
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	13.47%	13.09	14.85	15.41	14.62
Net interest margin (a)	3.01	3.09	3.03	3.18	3.21
Fee and other income as % of total revenue	45.41	46.32	49.20	49.37	49.84
Effective income tax rate	30.22%	31.74	31.71	33.05	33.84

ASSET QUALITY
Allowance for loan losses as % of loans, net	0.80%	0.80	1.03	1.07	1.08
Allowance for loan losses as % of nonperforming assets (b)	194	246	396	421	389
Allowance for credit losses as % of loans, net	0.84	0.84	1.09	1.13	1.14
Net charge-offs as % of average loans, net	0.15	0.14	0.16	0.08	0.09
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.40%	0.32	0.26	0.25	0.28

CAPITAL ADEQUACY
Tier 1 capital ratio	7.35%	7.42	7.74	7.81	7.87
Total capital ratio	11.41	11.33	11.47	11.42	11.45
Leverage	6.08	6.01	6.60	6.57	6.86
Tangible capital ratio	4.41	4.45	4.91	4.52	4.80
Tangible capital ratio (c)	4.68%	4.75	5.09	4.96	5.08

OTHER DATA
FTE employees (d)	110,369	109,460	97,060	97,316	97,134
Total financial centers/brokerage offices	4,167	4,126	3,870	3,847	3,889
ATMs	5,146	5,212	5,163	5,134	5,179
Actual common shares (In millions)	1,913	1,904	1,581	1,589	1,608
Common stock price	$55.05	56.95	55.80	54.08	56.05
Market capitalization	$105,330	108,443	88,231	85,960	90,156

(a)  Tax-equivalent.
(b)  These ratios do not include nonperforming loans included in loans held for sale.
(c)  These ratios exclude the effect on tangible capital of the unrealized gains and losses on available for sale securities, certain risk management derivatives and the 2006 pension accounting adjustment.
(d)  Amount presented in the fourth quarter of 2006 has been restated to conform to the presentation in 2007.

Table 3
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2007		2006

	First		Fourth	Third	Second	First
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$10,148		10,370	7,784	7,404	6,707
Tax-equivalent adjustment	37		35	37	34	49

Interest income (a)	10,185		10,405	7,821	7,438	6,756
Interest expense	5,688		5,793	4,243	3,763	3,217

Net interest income (a)	4,497		4,612	3,578	3,675	3,539
Provision for credit losses	177		206	108	59	61

Net interest income after provision for credit losses (a)	4,320		4,406	3,470	3,616	3,478
Securities gains (losses)	53		47	94	25	(48)
Fee and other income	3,688		3,933	3,371	3,558	3,565
Merger-related and restructuring expenses	10		49	38	24	68
Other noninterest expense	4,578		4,882	4,007	4,237	4,171
Minority interest in income of consolidated subsidiaries	136		125	104	90	95

Income from continuing operations before income taxes (a)	3,337		3,330	2,786	2,848	2,661
Income taxes	998		1,040	872	929	884
Tax-equivalent adjustment	37		35	37	34	49

Income from continuing operations	2,302		2,255	1,877	1,885	1,728
Discontinued operations, net of income taxes	-		46	-	-	-

Net income	$2,302		2,301	1,877	1,885	1,728

PER COMMON SHARE DATA
Basic earnings
Income from continuing operations	$1.22		1.20	1.19	1.19	1.11
Net income	1.22		1.22	1.19	1.19	1.11
Diluted earnings
Income from continuing operations	1.20		1.18	1.17	1.17	1.09
Net income	1.20		1.20	1.17	1.17	1.09
Cash dividends	$0.56		0.56	0.56	0.51	0.51
Average common shares - Basic	1,894		1,889	1,573	1,585	1,555
Average common shares - Diluted	1,925		1,922	1,600	1,613	1,586
Average common stockholders’ equity
Quarter-to-date	$69,320		69,725	50,143	49,063	47,926
Year-to-date	69,320		54,263	49,052	48,498	47,926
Book value per common share	36.47		36.61	32.37	30.75	30.95
Common stock price
High	58.77		57.49	56.67	59.85	57.69
Low	53.88		53.37	52.40	52.03	51.09
Period-end	$55.05		56.95	55.80	54.08	56.05
To earnings ratio (b)	11.61	X	12.30	12.35	12.26	13.10
To book value	151%		156	172	176	181
BALANCE SHEET DATA
Assets	$706,406		707,121	559,922	553,614	541,842
Long-term debt	$142,334		138,594	86,419	74,627	70,218

(a)  Tax-equivalent.
(b)  Based on diluted earnings per common share.

Table 4
MERGER-RELATED AND RESTRUCTURING EXPENSES

Three
Months
Ended
March 31,
(In millions)	2007

Wachovia/Golden West	$2
Wachovia/Westcorp	9
Wachovia/SouthTrust	(2)
Other	1

Total merger-related and restructuring expenses	$10

Table 5
BUSINESS SEGMENTS (a)

	2007	2006

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (b)
Net interest income (c)	$3,705	3,764	2,819	2,779	2,531
Fee and other income	862	946	891	847	868
Intersegment revenue	48	58	48	48	43

Total revenue (c)	4,615	4,768	3,758	3,674	3,442
Provision for credit losses	162	147	122	95	62
Noninterest expense	2,030	1,996	1,676	1,737	1,656
Income taxes	873	948	704	663	618
Tax-equivalent adjustment	11	10	11	10	11

Segment earnings	$1,539	1,667	1,245	1,169	1,095

Economic profit	$1,159	1,283	982	896	854
Risk adjusted return on capital	48.22%	51.94	57.44	54.76	58.38
Economic capital, average	$12,622	12,439	8,384	8,218	7,308
Cash overhead efficiency ratio (c)	43.98%	41.86	44.59	47.29	48.10
Lending commitments	$145,326	139,940	128,380	121,181	115,788
Average loans, net	326,808	324,168	196,396	191,769	177,458
Average core deposits	$292,389	288,578	216,591	214,666	211,169
FTE employees	57,224	56,556	45,250	44,973	44,927

COMMERCIAL
Net interest income (c)	$1,092	1,117	1,096	1,071	873
Fee and other income	128	126	121	117	114
Intersegment revenue	36	47	36	35	30

Total revenue (c)	1,256	1,290	1,253	1,223	1,017
Provision for credit losses	102	90	75	57	22
Noninterest expense	412	401	376	396	357
Income taxes	260	279	283	272	221
Tax-equivalent adjustment	11	11	10	10	11

Segment earnings	$471	509	509	488	406

Economic profit	$303	337	334	307	251
Risk adjusted return on capital	34.10%	36.67	37.12	36.06	36.47
Economic capital, average	$5,311	5,203	5,067	4,912	4,003
Cash overhead efficiency ratio (c)	32.77%	31.02	29.97	32.42	35.10
Average loans, net	$108,424	105,756	103,551	100,969	88,669
Average core deposits	$48,101	48,875	47,326	46,977	47,805

RETAIL AND SMALL BUSINESS
Net interest income (c)	$2,613	2,647	1,723	1,708	1,658
Fee and other income	734	820	770	730	754
Intersegment revenue	12	11	12	13	13

Total revenue (c)	3,359	3,478	2,505	2,451	2,425
Provision for credit losses	60	57	47	38	40
Noninterest expense	1,618	1,595	1,300	1,341	1,299
Income taxes	613	669	421	391	397
Tax-equivalent adjustment	-	(1)	1	-	-

Segment earnings	$1,068	1,158	736	681	689

Economic profit	$856	946	648	589	603
Risk adjusted return on capital	58.48%	62.93	88.48	82.54	84.90
Economic capital, average	$7,311	7,236	3,317	3,306	3,305
Cash overhead efficiency ratio (c)	48.17%	45.89	51.90	54.72	53.55
Average loans, net	$218,384	218,412	92,845	90,800	88,789
Average core deposits	$244,288	239,703	169,265	167,689	163,364

(a)  Certain amounts presented in this Table 5 in periods prior to the first quarter of 2007 have been reclassified to conform to the presentation in the first quarter of 2007.
(b)  General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.
(c)  Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2007	2006
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$146	149	148	149	150
Fee and other income	195	200	197	194	188
Intersegment revenue	1	3	1	1	1

Total revenue (a)	342	352	346	344	339
Provision for credit losses	-	-	-	2	-
Noninterest expense	241	236	235	249	248
Income taxes	36	43	41	33	34
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$65	73	70	60	57

Economic profit	$46	53	52	41	39
Risk adjusted return on capital	43.63%	47.58	46.77	40.61	39.34
Economic capital, average	$566	574	568	563	556
Cash overhead efficiency ratio (a)	70.22%	67.38	67.85	72.30	73.25
Lending commitments	$6,686	6,504	6,481	6,285	6,229
Average loans, net	17,180	16,794	16,469	16,016	15,603
Average core deposits	$14,037	14,208	13,775	14,265	14,609
FTE employees	4,393	4,474	4,530	4,727	4,758

(a)  Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2007	2006
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$453	512	450	468	463
Fee and other income	1,088	1,355	992	1,217	1,242
Intersegment revenue	(42)	(56)	(43)	(42)	(37)

Total revenue (b)	1,499	1,811	1,399	1,643	1,668
Provision for credit losses	-	5	(5)	(33)	1
Noninterest expense	903	999	797	886	893
Income taxes	207	283	213	279	261
Tax-equivalent adjustment	10	11	9	9	22

Segment earnings	$379	513	385	502	491

Economic profit	$159	290	167	275	301
Risk adjusted return on capital	20.10%	27.14	20.88	27.98	31.15
Economic capital, average	$7,088	7,117	6,707	6,499	6,066
Cash overhead efficiency ratio (b)	60.20%	55.16	57.02	53.90	53.55
Lending commitments	$106,578	107,155	102,698	106,105	103,812
Average loans, net	40,946	41,069	39,801	37,733	36,871
Average core deposits	$28,948	26,993	26,223	26,346	25,568
FTE employees	5,959	6,040	6,049	6,227	5,994

CORPORATE LENDING
Net interest income (b)	$154	151	148	164	147
Fee and other income	122	124	113	114	161
Intersegment revenue	6	6	8	7	7

Total revenue (b)	282	281	269	285	315
Provision for credit losses	-	1	(5)	(33)	1
Noninterest expense	114	113	93	104	102
Income taxes	61	60	67	78	77
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$107	107	114	136	135

Economic profit	$(8)	(15)	(8)	(1)	30
Risk adjusted return on capital	10.05%	9.38	10.08	10.91	14.82
Economic capital, average	$3,508	3,641	3,572	3,500	3,169
Cash overhead efficiency ratio (b)	40.39%	40.15	34.71	36.29	32.37
Average loans, net	$25,198	25,620	25,921	25,305	24,723
Average core deposits	$154	170	150	139	158

(a)  Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and International Trade Finance, and Investment Banking lines of business.
(b)  Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2007	2006
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TREASURY AND INTERNATIONAL TRADE FINANCE
Net interest income (b)	$89	102	97	97	90
Fee and other income	193	192	198	200	191
Intersegment revenue	(33)	(33)	(33)	(32)	(30)

Total revenue (b)	249	261	262	265	251
Provision for credit losses	-	-	-	-	-
Noninterest expense	178	174	163	177	172
Income taxes	26	32	36	33	28
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$45	55	63	55	51

Economic profit	$32	42	50	42	36
Risk adjusted return on capital	42.52%	49.74	58.91	52.01	44.76
Economic capital, average	$414	425	411	411	438
Cash overhead efficiency ratio (b)	71.53%	66.74	62.11	66.99	68.38
Average loans, net	$8,266	8,063	7,789	7,273	7,115
Average core deposits	$19,598	17,845	17,575	16,970	16,451

INVESTMENT BANKING
Net interest income (b)	$210	259	205	207	226
Fee and other income	773	1,039	681	903	890
Intersegment revenue	(15)	(29)	(18)	(17)	(14)

Total revenue (b)	968	1,269	868	1,093	1,102
Provision for credit losses	-	4	-	-	-
Noninterest expense	611	712	541	605	619
Income taxes	120	191	110	168	156
Tax-equivalent adjustment	10	11	9	9	22

Segment earnings	$227	351	208	311	305

Economic profit	$135	263	125	234	235
Risk adjusted return on capital	28.30%	45.17	29.30	47.25	49.75
Economic capital, average	$3,166	3,051	2,724	2,588	2,459
Cash overhead efficiency ratio (b)	63.08%	56.10	62.39	55.33	56.22
Average loans, net	$7,482	7,386	6,091	5,155	5,033
Average core deposits	$9,196	8,978	8,498	9,237	8,959

(Continued)

Table 5
BUSINESS SEGMENTS

	2007	2006
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$265	259	247	260	250
Fee and other income	1,458	1,353	1,231	1,225	1,230
Intersegment revenue	(8)	(8)	(8)	(9)	(8)

Total revenue (b)	1,715	1,604	1,470	1,476	1,472
Provision for credit losses	-	-	-	-	-
Noninterest expense	1,236	1,200	1,097	1,118	1,135
Income taxes	175	148	136	130	123
Tax-equivalent adjustment	-	-	-	1	-

Segment earnings	$304	256	237	227	214

Economic profit	$261	215	198	187	175
Risk adjusted return on capital	77.48%	67.52	66.78	63.64	59.88
Economic capital, average	$1,592	1,504	1,410	1,428	1,450
Cash overhead efficiency ratio (b)	72.07%	74.86	74.58	75.80	77.08
Lending commitments	$303	219	263	250	237
Average loans, net	1,554	1,419	1,235	1,039	856
Average core deposits	$31,683	30,100	30,114	31,827	33,583
FTE employees	17,704	17,515	17,289	17,242	17,147
Assets under management	$314,551	278,854	252,761	240,113	241,076

ASSET MANAGEMENT
Net interest income (b)	$3	2	2	2	2
Fee and other income	284	259	242	231	217
Intersegment revenue	-	-	-	(1)	-

Total revenue (b)	287	261	244	232	219
Provision for credit losses	-	-	-	-	-
Noninterest expense	231	208	197	188	178
Income taxes	21	20	17	16	15
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$35	33	30	28	26

Economic profit	$29	27	24	22	21
Risk adjusted return on capital	56.85%	58.47	56.76	54.89	53.17
Economic capital, average	$253	224	212	204	198
Cash overhead efficiency ratio (b)	80.56%	80.03	80.42	81.06	81.33
Average loans, net	$33	20	25	13	28
Average core deposits	$278	251	248	245	258

(a)  Capital Management Combined represents the consolidation of Capital Management’s Asset Management, Retail Brokerage Services, and Other, which primarily serves to eliminate intersegment revenue.
(b)  Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2007	2006
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

RETAIL BROKERAGE SERVICES
Net interest income (b)	$262	257	245	257	248
Fee and other income	1,176	1,096	991	997	1,016
Intersegment revenue	(8)	(8)	(7)	(8)	(8)

Total revenue (b)	1,430	1,345	1,229	1,246	1,256
Provision for credit losses	-	-	-	-	-
Noninterest expense	1,010	996	904	935	962
Income taxes	153	127	120	112	107
Tax-equivalent adjustment	-	-	-	1	-

Segment earnings	$267	222	205	198	187

Economic profit	$230	187	172	164	153
Risk adjusted return on capital	80.81%	68.62	68.08	64.71	60.58
Economic capital, average	$1,339	1,280	1,198	1,224	1,252
Cash overhead efficiency ratio (b)	70.60%	74.07	73.64	75.03	76.54
Average loans, net	$1,521	1,399	1,210	1,026	828
Average core deposits	$31,405	29,849	29,866	31,582	33,325

OTHER
Net interest income (b)	$-	-	-	1	-
Fee and other income	(2)	(2)	(2)	(3)	(3)
Intersegment revenue	-	-	(1)	-	-

Total revenue (b)	(2)	(2)	(3)	(2)	(3)
Provision for credit losses	-	-	-	-	-
Noninterest expense	(5)	(4)	(4)	(5)	(5)
Income taxes	1	1	(1)	2	1
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$2	1	2	1	1

Economic profit	$2	1	2	1	1
Risk adjusted return on capital	-%	-	-	-	-
Economic capital, average	$-	-	-	-	-
Cash overhead efficiency ratio (b)	-%	-	-	-	-
Average loans, net	$-	-	-	-	-
Average core deposits	$-	-	-	-	-

(Continued)

Table 5
BUSINESS SEGMENTS

	2007	2006
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$(72)	(72)	(86)	19	145
Fee and other income	138	126	154	100	(11)
Intersegment revenue	1	3	2	2	1

Total revenue (a)	67	57	70	121	135
Provision for credit losses	15	54	(9)	(5)	(2)
Noninterest expense	168	451	202	247	239
Minority interest	136	124	104	89	95
Income tax benefits	(289)	(361)	(209)	(166)	(130)
Tax-equivalent adjustment	16	14	17	14	16

Segment earnings (loss)	$21	(225)	(35)	(58)	(83)

Economic profit	$35	(197)	(71)	(80)	(108)
Risk adjusted return on capital	17.04%	(15.74)	1.71	(0.31)	(4.92)
Economic capital, average	$2,418	2,922	2,964	2,886	2,757
Cash overhead efficiency ratio (a)	78.63%	529.55	160.17	121.94	108.96
Lending commitments	$610	597	472	473	516
Average loans, net	28,773	29,111	27,209	28,708	29,786
Average core deposits	$2,213	2,548	4,524	4,534	5,285
FTE employees	25,089	24,875	23,942	24,147	24,308

(a)  Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Three Months Ended March 31, 2007

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,705	146	453	265	(72)	(37)	4,460
Fee and other income	862	195	1,088	1,458	138	-	3,741
Intersegment revenue	48	1	(42)	(8)	1	-	-

Total revenue (a)	4,615	342	1,499	1,715	67	(37)	8,201
Provision for credit losses	162	-	-	-	15	-	177
Noninterest expense	2,030	241	903	1,236	168	10	4,588
Minority interest	-	-	-	-	136	-	136
Income taxes (benefits)	873	36	207	175	(289)	(4)	998
Tax-equivalent adjustment	11	-	10	-	16	(37)	-

Net income	$1,539	65	379	304	21	(6)	2,302

Economic profit	$1,159	46	159	261	35	-	1,660
Risk adjusted return on capital	48.22%	43.63	20.10	77.48	17.04	-	38.72
Economic capital, average	$12,622	566	7,088	1,592	2,418	-	24,286
Cash overhead efficiency ratio (a)	43.98%	70.22	60.20	72.07	78.63	-	54.15
Lending commitments	$145,326	6,686	106,578	303	610	-	259,503
Average loans, net	326,808	17,180	40,946	1,554	28,773	-	415,261
Average core deposits	$292,389	14,037	28,948	31,683	2,213	-	369,270
FTE employees	57,224	4,393	5,959	17,704	25,089	-	110,369

	Three Months Ended March 31, 2006

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$2,531	150	463	250	145	(49)	3,490
Fee and other income	868	188	1,242	1,230	(11)	-	3,517
Intersegment revenue	43	1	(37)	(8)	1	-	-

Total revenue (a)	3,442	339	1,668	1,472	135	(49)	7,007
Provision for credit losses	62	-	1	-	(2)	-	61
Noninterest expense	1,656	248	893	1,135	239	68	4,239
Minority interest	-	-	-	-	95	-	95
Income taxes (benefits)	618	34	261	123	(130)	(22)	884
Tax-equivalent adjustment	11	-	22	-	16	(49)	-

Net income (loss)	$1,095	57	491	214	(83)	(46)	1,728

Economic profit	$854	39	301	175	(108)	-	1,261
Risk adjusted return on capital	58.38%	39.34	31.15	59.88	(4.92)	-	39.19
Economic capital, average	$7,308	556	6,066	1,450	2,757	-	18,137
Cash overhead efficiency ratio (a)	48.10%	73.25	53.55	77.08	108.96	-	57.81
Lending commitments	$115,788	6,229	103,812	237	516	-	226,582
Average loans, net	177,458	15,603	36,871	856	29,786	-	260,574
Average core deposits	$211,169	14,609	25,568	33,583	5,285	-	290,214
FTE employees	44,927	4,758	5,994	17,147	24,308	-	97,134

(a) Tax-equivalent.
(b) The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 6
NET TRADING REVENUE - INVESTMENT BANKING (a)

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$52	84	28	68	60
Trading accounts profits	115	32	122	151	204
Other fee income	51	66	75	62	97

Total net trading revenue (Tax-equivalent)	$218	182	225	281	361

(a) Certain amounts presented in periods prior to the first quarter of 2007 have been reclassified to conform to the presentation in the first quarter of 2007.

Table 7
SELECTED RATIOS

	2007		2006

	First		Fourth	Third	Second	First
	Quarter		Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	10.03	X	10.02	11.07	11.08	10.90
Return on assets	1.34%		1.31	1.34	1.39	1.34
Return on stockholders’ equity	13.47%		13.09	14.85	15.41	14.62

DIVIDEND PAYOUT RATIOS
Common shares	46.67%		46.67	47.86	43.59	46.79

(a) Based on average balances and net income.

Table 8
TRADING ACCOUNT ASSETS AND LIABILITIES

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$1,164	970	2,145	2,176	938
U.S. Government agencies	2,874	2,459	2,492	2,319	1,990
State, county and municipal	2,961	2,193	1,199	1,077	1,449
Mortgage-backed securities	2,591	1,816	1,617	1,280	2,580
Other asset-backed securities	9,445	8,697	8,151	11,505	5,923
Corporate bonds and debentures	4,350	4,320	4,851	5,475	5,578
Equity securities	3,298	3,803	4,654	4,828	4,864
Derivative financial instruments	10,818	12,609	10,735	12,002	10,990
Sundry	13,251	8,662	8,060	5,890	5,073

Total trading account assets	$50,752	45,529	43,904	46,552	39,385

TRADING ACCOUNT LIABILITIES
Securities sold short	9,391	8,205	9,502	8,182	8,418
Derivative financial instruments	8,759	10,023	10,051	10,227	9,428

Total trading account liabilities	$18,150	18,228	19,553	18,409	17,846

Table 9
LOANS - ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2007	2006
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$99,687	96,285	95,281	91,737	89,138
Real estate - construction and other	16,965	16,182	16,067	15,329	14,483
Real estate - mortgage	20,130	20,026	19,455	19,745	20,066
Lease financing	24,053	25,341	25,253	25,194	25,238
Foreign	16,240	13,464	12,677	11,680	11,535

Total commercial	177,075	171,298	168,733	163,685	160,460

CONSUMER
Real estate secured	220,682	225,826	100,115	98,420	98,898
Student loans	8,479	7,768	9,175	9,139	10,555
Installment loans	23,665	22,660	21,454	20,508	20,189

Total consumer	252,826	256,254	130,744	128,067	129,642

Total loans	429,901	427,552	299,477	291,752	290,102
Unearned income	(8,238)	(7,394)	(8,718)	(8,836)	(9,170)

Loans, net (On-balance sheet)	$421,663	420,158	290,759	282,916	280,932

MANAGED PORTFOLIO (a)
COMMERCIAL

On-balance sheet loan portfolio	$177,075	171,298	168,733	163,685	160,460
Securitized loans - off-balance sheet	181	194	218	250	1,191
Loans held for sale	10,467	8,866	5,556	3,602	3,588

Total commercial	187,723	180,358	174,507	167,537	165,239

CONSUMER
Real estate secured
On-balance sheet loan portfolio	220,682	225,826	100,115	98,420	98,898
Securitized loans - off-balance sheet	6,595	5,611	6,151	6,833	7,598
Securitized loans included in securities (b)	5,629	5,321	4,317	4,465	4,628
Loans held for sale	4,089	3,420	3,324	3,843	3,679

Total real estate secured	236,995	240,178	113,907	113,561	114,803

Student
On-balance sheet loan portfolio	8,479	7,768	9,175	9,139	10,555
Securitized loans - off-balance sheet	3,045	3,128	3,218	3,353	1,866
Securitized loans included in securities	52	52	52	52	52

Total student	11,576	10,948	12,445	12,544	12,473

Installment
On-balance sheet loan portfolio	23,665	22,660	21,454	20,508	20,189
Securitized loans - off-balance sheet	2,851	3,276	3,695	3,809	3,297
Securitized loans included in securities	126	137	169	181	193
Loans held for sale	476	282	159	305	592

Total installment	27,118	26,355	25,477	24,803	24,271

Total consumer	275,689	277,481	151,829	150,908	151,547

Total managed portfolio	$463,412	457,839	326,336	318,445	316,786

SERVICING PORTFOLIO (c)
Commercial	$271,038	250,652	227,899	212,500	192,367
Consumer	$25,952	21,039	60,854	58,082	58,697

(a) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(b) Amounts presented in 2006 have been restated to conform to the presentation in 2007.
(c) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 10
LOANS HELD FOR SALE

	2007	2006
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Core business activity, beginning of period (a)	$12,566	9,030	7,740	7,846	6,388
Balance of acquired entities at purchase date	-	193	-	-	-
Originations and/or purchases	17,873	18,436	16,803	13,778	13,068
Transfer to (from) loans held for sale, net	(180)	127	(154)	(238)	(70)
Lower of cost or market value adjustments	(3)	-	-	-	-
Performing loans sold or securitized	(14,745)	(14,936)	(15,137)	(13,357)	(11,397)
Other, principally payments	(481)	(284)	(222)	(289)	(143)

Core business activity, end of period	15,030	12,566	9,030	7,740	7,846
Portfolio management activity, end of period (a)	2	2	9	10	13

Total loans held for sale (b)	$15,032	12,568	9,039	7,750	7,859

(a) Core business activity means we originate and/or purchase loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.
(b) Nonperforming loans included in loans held for sale at March 31, 2007, and at December 31, September 30, June 30, and March 31, 2006, were $26 million, $16 million, $23 million, $23 million and $24 million, respectively.

Table 11
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2007	2006
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES (a)
Balance, beginning of period	$3,360	3,004	3,021	3,036	2,724
Provision for credit losses	175	204	118	49	59
Provision for credit losses relating to loans transferred to loans held for sale or sold	1	7	(4)	5	-
Balance of acquired entities at purchase date	-	303	-	-	300
Allowance relating to loans acquired, transferred to loans held for sale or sold	(3)	(18)	(15)	(18)	12
Net charge-offs	(155)	(140)	(116)	(51)	(59)

Balance, end of period	$3,378	3,360	3,004	3,021	3,036

as a % of loans, net	0.80%	0.80	1.03	1.07	1.08

as a % of nonaccrual and restructured loans (b) (c)	213%	272	520	488	452

as a % of nonperforming assets (b)	194%	246	396	421	389

LOAN LOSSES
Commercial, financial and agricultural	$34	32	25	32	27
Commercial real estate - construction and mortgage	6	10	2	3	7
Consumer	178	169	149	116	69

Total loan losses	218	211	176	151	103

LOAN RECOVERIES
Commercial, financial and agricultural	9	27	14	54	16
Commercial real estate - construction and mortgage	3	1	1	1	-
Consumer	51	43	45	45	28

Total loan recoveries	63	71	60	100	44

Net charge-offs	$155	140	116	51	59

Commercial loan net charge-offs as % of average commercial loans, net (d)	0.07%	0.04	0.03	(0.06)	0.05
Consumer loan net charge-offs as % of average consumer loans, net (d)	0.20	0.19	0.32	0.23	0.14
Total net charge-offs as % of average loans, net (d)	0.15%	0.14	0.16	0.08	0.09

NONPERFORMING ASSETS
Nonaccrual loans Commercial, financial and agricultural	$303	226	275	299	342
Commercial real estate - construction and mortgage	117	93	80	88	84
Consumer real estate secured	1,113	900	213	226	240
Installment loans	51	15	10	6	6

Total nonaccrual loans	1,584	1,234	578	619	672
Foreclosed properties (c)	155	132	181	99	108

Total nonperforming assets	$1,739	1,366	759	718	780

Nonperforming loans included in loans held for sale	$26	16	23	23	24
Nonperforming assets included in loans and in loans held for sale	$1,765	1,382	782	741	804

as % of loans, net, and foreclosed properties (b)	0.41%	0.32	0.26	0.25	0.28

as % of loans, net, foreclosed properties and loans held for sale (e)	0.40%	0.32	0.26	0.25	0.28

Accruing loans past due 90 days	$555	650	666	624	610

(a) See Table 12 for information related to the reserve for unfunded lending commitments.
(b) These ratios do not include nonperforming loans included in loans held for sale.
(c) Restructured loans are not significant.
(d) Annualized.
(e) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 12
RESERVE FOR UNFUNDED LENDING COMMITMENTS

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

RESERVE FOR UNFUNDED LENDING COMMITMENTS
Balance, beginning of period	$154	159	165	160	158
Provision for credit losses	1	(5)	(6)	5	2

Balance, end of period	$155	154	159	165	160

Table 13
NONACCRUAL LOAN ACTIVITY (a)

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$1,234	578	619	672	620

COMMERCIAL NONACCRUAL LOAN ACTIVITY
Commercial nonaccrual loans, beginning of period	319	355	387	426	392
New nonaccrual loans and advances	196	157	129	188	147
Gross charge-offs	(40)	(42)	(27)	(35)	(34)
Transfers to other real estate owned	-	(1)	(2)	(1)	-
Sales	(1)	(81)	(43)	(32)	(2)
Other, principally payments	(54)	(69)	(89)	(159)	(77)

Net commercial nonaccrual loan activity	101	(36)	(32)	(39)	34

Commercial nonaccrual loans, end of period	420	319	355	387	426

CONSUMER NONACCRUAL LOAN ACTIVITY
Consumer nonaccrual loans, beginning of period	915	223	232	246	228
Balance of acquired entities at purchase date	-	589	-	-	-

New nonaccrual loans, advances and other, net	249	103	(9)	(14)	18

Consumer nonaccrual loans, end of period	1,164	915	223	232	246

Balance, end of period	$1,584	1,234	578	619	672

(a)	Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 14
GOODWILL AND OTHER INTANGIBLE ASSETS

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$38,838	38,379	23,535	23,550	23,443
Deposit base	796	883	577	631	691
Customer relationships	684	662	688	714	742
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$40,408	40,014	24,890	24,985	24,966

	Three Months Ended March 31, 2007

	Employee	Occupancy
	Termination	and
(In millions)	Benefits	Equipment	Other	Total

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY
Wachovia/Golden West - October 1, 2006
Balance, December 31, 2006	$11	-	1	12
Purchase accounting adjustments	75	-	-	75
Cash payments	(13)	-	-	(13)

Balance, March 31, 2007	$73	-	1	74

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY
Wachovia/Westcorp - March 1, 2006
Balance, December 31, 2006	$2	-	-	2
Purchase accounting adjustments	3	-	-	3
Cash payments	(2)	-	-	(2)

Balance, March 31, 2007	$3	-	-	3

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY
Wachovia/SouthTrust - November 1, 2004
Balance, December 31, 2006	$51	-	2	53
Purchase accounting adjustments	-	-	-	-
Cash payments	(11)	-	-	(11)

Balance, March 31, 2007	$40	-	2	42

Table 15
DEPOSITS

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$63,399	66,572	63,880	66,388	67,365
Savings and NOW accounts	85,404	86,106	75,536	77,297	80,773
Money market accounts	108,607	105,428	97,762	98,426	100,078
Other consumer time	119,948	113,665	54,489	50,132	47,876

Total core deposits	377,358	371,771	291,667	292,243	296,092
OTHER DEPOSITS
Foreign	20,133	21,988	18,753	20,326	19,157
Other time	10,657	13,699	12,878	15,045	13,315

Total deposits	$408,148	407,458	323,298	327,614	328,564

Table 16
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

March 31, 2007

(In millions)

MATURITY OF
3 months or less	$19,963
Over 3 months through 6 months	16,098
Over 6 months through 12 months	9,962
Over 12 months	4,272

Total time deposits in amounts of $100,000 or more	$50,295

Table 17
RATES AND AMOUNTS OF SAVINGS BANK DEPOSITS (a)

	March 31, 2007			December 31, 2006

(In millions)	Rate		Amount	Rate		Amount

Deposits
Interest-bearing checking accounts	1.57	% $	3,834	1.60	% $	3,844
Savings accounts	3.05		7,587	3.12		9,287
Term certificate accounts with original maturities of
4 weeks to 1 year	5.24		51,816	5.27		44,988
1 to 2 years	5.16		6,331	4.95		7,969
2 to 3 years	4.06		493	3.87		573
3 to 4 years	3.62		507	3.49		551
4 years and over	4.20		1,575	4.34		1,988
Retail jumbo certificates of deposits	0.73		11	0.76		12
Brokered certificates of deposits	5.29		290	-		-

Total	4.77	% $	72,444	4.69	% $	69,212

(a) The weighted average rates and amounts of deposits are for the savings bank at March 31, 2007, and at December 31, 2006. These rates and amounts represent actual product rates and amounts and do not include purchase accounting or other adjustments.

Table 18
LONG-TERM DEBT

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
Floating rate, due 2007 to 2013	$11,151	11,149	9,649	9,249	9,249
Equity-linked and commodity-linked, due 2007 to 2012	988	869	699	590	444
3.50% to 5.80%, due 2008 to 2020	6,835	6,327	6,975	6,366	6,352
Floating rate, EMTN notes, due 2011 to 2014	3,321	1,975	1,897	-	-
4.375% to 4.875%, EMTN notes, due 2016 to 2035	3,005	2,986	943	-	-
Subordinated notes
4.875% to 6.40%, due 2008 to 2035	6,441	6,444	5,192	5,491	5,489
Floating rate, due 2015 to 2016	1,250	1,250	600	600	600
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, hybrid trust securities, due 2037	875	-	-	-	-
5.20%, income trust securities, due 2042	2,501	2,501	2,501	2,501	2,501
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	(74)	(21)	35	(310)	(103)

Total notes and debentures issued by the Parent Company	37,538	34,725	29,736	25,732	25,777

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	21,911	18,383	18,134	15,996	9,619
Floating rate, due 2007 to 2011	7,730	7,730	-	-	-
4.125% to 4.75%, due 2007 to 2012	2,687	2,686	-	-	-
Floating rate, EMTN notes, due 2011	3,657	3,622	3,480	-	-
Subordinated notes
Bank, 4.75% to 9.625%, due 2008 to 2037	9,535	8,032	8,333	8,334	8,336
7.95%, due 2007	100	100	100	250	250
Floating rate, due 2013	417	417	417	417	417
5.25%, EMTN notes, due 2023	1,455	1,452	1,386	-	-
6.75%	-	-	200	200	200

Total notes issued by subsidiaries	47,492	42,422	32,050	25,197	18,822

OTHER DEBT
Auto secured financing, due 2007 to 2014	8,289	9,539	9,694	9,571	11,138
Collateralized notes, floating rate, due 2007 to 2011	4,420	4,420	4,420	4,420	4,420
Junior subordinated debentures, floating rate, due 2026 to 2029	3,097	3,099	3,112	3,112	3,114
Advances from the Federal Home Loan Bank, 1.00% to 8.45%, due 2008 to 2031	34,699	36,614	2,512	2,517	2,519
Preferred units issued by subsidiaries	2,852	2,852	2,352	2,352	2,352
Capitalized leases	9	30	38	38	38
Mortgage notes and other debt of subsidiaries	3,916	4,856	2,441	1,826	2,072
Hedge-related basis adjustments	22	37	64	(138)	(34)

Total other debt	57,304	61,447	24,633	23,698	25,619

Total long-term debt	$142,334	138,594	86,419	74,627	70,218

Table 19
CHANGES IN STOCKHOLDERS’ EQUITY

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period, as reported	$69,716	51,180	48,872	49,789	47,561
Cumulative effect of accounting changes, net of income taxes	(1,447)	-	-	-	41

Balance, beginning of period	68,269	51,180	48,872	49,789	47,602

Comprehensive income
Net income	2,302	2,301	1,877	1,885	1,728
Minimum pension liability	-	29	-	-	-
Net unrealized gains (losses) on debt and equity securities	101	53	1,389	(943)	(792)
Net unrealized gains (losses) on derivative financial instruments	65	(33)	63	16	(23)

Total comprehensive income	2,468	2,350	3,329	958	913
Adjustment to initially apply SFAS 158, net of income taxes (a)	-	(1,086)	-	-	-
Purchases of common stock	(284)	(389)	(554)	(1,462)	(2,108)
Common stock issued for Stock options and restricted stock	644	141	315	209	455
Acquisitions	-	18,484	(2)	97	3,868
Deferred compensation, net	(240)	100	108	96	(119)
Cash dividends on common shares	(1,071)	(1,064)	(888)	(815)	(822)

Balance, end of period	$69,786	69,716	51,180	48,872	49,789

(a) See Note 1 of accompaning Notes to Consolidated Financial Statements.

Table 20
CAPITAL RATIOS

	2007	2006

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$39,790	39,428	34,842	33,910	34,013
Total capital	61,803	60,194	51,624	49,592	49,510
Adjusted risk-weighted assets	541,628	531,303	450,067	434,390	432,215
Adjusted leverage ratio assets	$653,994	656,428	528,071	516,500	495,531
Ratios
Tier 1 capital	7.35%	7.42	7.74	7.81	7.87
Total capital	11.41	11.33	11.47	11.42	11.45
Leverage	6.08	6.01	6.60	6.57	6.86
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	9.88	9.86	9.14	8.83	9.19
Average	9.97%	9.98	9.03	9.03	9.18

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.40%	7.58	7.65	7.93	7.71
Wachovia Bank of Delaware, National Association	17.82	16.27	15.08	15.64	15.02
World Savings Bank, FSB (b)	14.37	13.77	—	—	—
Total capital
Wachovia Bank, National Association	11.11	11.08	11.29	11.47	11.25
Wachovia Bank of Delaware, National Association	19.41	17.84	16.96	17.72	17.16
World Savings Bank, FSB (b)	14.77	14.16	—	—	—
Leverage
Wachovia Bank, National Association	6.62	6.66	6.58	6.66	6.89
Wachovia Bank of Delaware, National Association	13.42	11.18	11.84	11.52	11.60
World Savings Bank, FSB (b)	7.84%	7.30	—	—	—

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

(b) World Savings Bank, FSB is an affiliate of Golden West.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES

	FIRST QUARTER 2007			FOURTH QUARTER 2006
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$2,173	38	7.05%	$3,596	54	5.95%
Federal funds sold and securities purchased under resale agreements	14,124	177	5.07	20,830	268	5.11
Trading account assets (a)	29,681	442	5.97	31,069	469	6.03
Securities (a)	108,071	1,461	5.42	108,543	1,467	5.40
Loans (a) (b)
Commercial
Commercial, financial and agricultural	98,413	1,736	7.16	96,359	1,726	7.10
Real estate - construction and other	16,508	313	7.69	16,091	311	7.67
Real estate - mortgage	20,231	380	7.61	19,830	380	7.61
Lease financing	7,730	150	7.75	9,674	166	6.88
Foreign	14,406	196	5.49	12,352	170	5.49

Total commercial	157,288	2,775	7.15	154,306	2,753	7.08

Consumer
Real estate secured	225,909	4,148	7.36	226,870	4,240	7.47
Student loans	8,524	136	6.47	8,886	145	6.49
Installment loans	23,540	566	9.42	22,499	546	9.62

Total consumer	257,973	4,850	7.52	258,255	4,931	7.63

Total loans	415,261	7,625	7.38	412,561	7,684	7.42

Loans held for sale	16,748	255	6.16	11,928	200	6.70
Other earning assets	8,255	139	6.82	8,366	149	7.05

Total earning assets excluding derivatives	594,313	10,137	6.85	596,893	10,291	6.87
Risk management derivatives (c)	-	48	0.04	-	114	0.08

Total earning assets including derivatives	594,313	10,185	6.89	596,893	10,405	6.95

Cash and due from banks	12,260			12,418
Other assets	88,875			89,376

Total assets	$695,448			$698,687

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	84,247	373	1.80	82,924	398	1.90
Money market accounts	107,785	917	3.45	104,620	913	3.46
Other consumer time	116,262	1,369	4.77	111,858	1,310	4.65
Foreign	20,802	249	4.85	20,245	241	4.73
Other time	12,803	167	5.32	12,708	166	5.17

Total interest-bearing deposits	341,899	3,075	3.65	332,355	3,028	3.61
Federal funds purchased and securities sold under repurchase agreements	35,142	430	4.97	43,732	537	4.87
Commercial paper	4,920	57	4.72	5,043	60	4.72
Securities sold short	8,709	83	3.86	9,934	94	3.75
Other short-term borrowings	6,898	44	2.54	6,530	38	2.38
Long-term debt	141,979	1,880	5.35	139,364	1,873	5.35

Total interest-bearing liabilities excluding derivatives	539,547	5,569	4.18	536,958	5,630	4.16
Risk management derivatives (c)	-	119	0.09	-	163	0.13

Total interest-bearing liabilities including derivatives	539,547	5,688	4.27	536,958	5,793	4.29

Noninterest-bearing deposits	60,976			63,025
Other liabilities	25,605			28,979
Stockholders’ equity	69,320			69,725

Total liabilities and stockholders’ equity	$695,448			$698,687

Interest income and rate earned - including derivatives		$10,185	6.89%		$10,405	6.95%
Interest expense and equivalent rate paid - including derivatives		5,688	3.88		5,793	3.86

Net interest income and margin - including derivatives		$4,497	3.01%		$4,612	3.09%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

THIRD QUARTER 2006			SECOND QUARTER 2006			FIRST QUARTER 2006
		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$2,671	34	5.07%	$2,027	25	5.04%	$2,872	31	4.31%

17,530	224	5.08	17,628	209	4.75	19,657	209	4.31
31,160	409	5.24	29,252	393	5.37	27,240	344	5.08
122,152	1,661	5.44	124,102	1,668	5.38	117,944	1,557	5.28

93,886	1,673	7.07	90,259	1,555	6.92	87,784	1,411	6.51
15,787	308	7.74	14,946	277	7.43	14,184	243	6.95
19,507	378	7.69	20,118	369	7.36	20,166	350	7.04
9,731	172	7.04	9,895	175	7.08	10,050	171	6.81
11,655	158	5.37	11,123	142	5.10	10,285	118	4.67

150,566	2,689	7.09	146,341	2,518	6.90	142,469	2,293	6.52

99,669	1,670	6.69	97,377	1,584	6.51	96,082	1,514	6.31
9,605	161	6.65	10,842	170	6.30	10,589	157	6.00
21,270	517	9.66	20,705	482	9.33	11,434	242	8.57

130,544	2,348	7.17	128,924	2,236	6.95	118,105	1,913	6.50

281,110	5,037	7.13	275,265	4,754	6.92	260,574	4,206	6.51

12,130	214	6.99	9,320	165	7.11	8,274	128	6.24
5,386	113	8.35	5,638	99	7.00	5,966	118	8.04

472,139	7,692	6.49	463,232	7,313	6.32	442,527	6,593	6.00
-	129	0.11	-	125	0.11	-	163	0.15

472,139	7,821	6.60	463,232	7,438	6.43	442,527	6,756	6.15

11,973			12,055			12,762
71,052			68,325			66,920

$555,164			$543,612			$522,209

75,534	355	1.86	78,539	332	1.70	79,783	304	1.54
99,788	862	3.43	99,212	764	3.09	99,632	670	2.73
52,352	548	4.15	48,389	465	3.85	46,309	407	3.57
20,599	244	4.70	21,031	234	4.47	19,330	187	3.92
14,534	191	5.23	15,269	197	5.16	13,286	153	4.67

262,807	2,200	3.32	262,440	1,992	3.04	258,340	1,721	2.70

51,314	629	4.86	48,732	543	4.47	50,087	503	4.07
5,190	63	4.77	4,659	51	4.45	4,193	41	3.93
8,951	82	3.61	9,255	74	3.21	8,520	63	3.01
5,575	30	2.14	6,423	36	2.24	7,214	40	2.26
80,726	1,095	5.41	71,725	940	5.25	56,052	697	4.99

414,563	4,099	3.93	403,234	3,636	3.62	384,406	3,065	3.23
-	144	0.14	-	127	0.12	-	152	0.16

414,563	4,243	4.07	403,234	3,763	3.74	384,406	3,217	3.39

63,553			65,498			64,490
26,905			25,817			25,387
50,143			49,063			47,926

$555,164			$543,612			$522,209

	$7,821	6.60%		$7,438	6.43%		$6,756	6.15%

	4,243	3.57		3,763	3.25		3,217	2.94

	$3,578	3.03%		$3,675	3.18%		$3,539	3.21%

(c) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2007	2006
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$12,593	15,826	11,850	12,761	12,668
Interest-bearing bank balances	3,451	2,167	5,270	2,244	1,563
Federal funds sold and securities purchased under resale agreements	10,322	16,923	18,497	17,223	18,807

Total cash and cash equivalents	26,366	34,916	35,617	32,228	33,038

Trading account assets	50,752	45,529	43,904	46,552	39,385
Securities	106,841	108,619	106,553	119,179	117,528
Loans, net of unearned income	421,663	420,158	290,759	282,916	280,932
Allowance for loan losses	(3,378)	(3,360)	(3,004)	(3,021)	(3,036)

Loans, net	418,285	416,798	287,755	279,895	277,896

Loans held for sale	15,032	12,568	9,039	7,750	7,859
Premises and equipment	6,058	6,141	5,536	5,322	5,194
Due from customers on acceptances	992	855	1,200	1,010	968
Goodwill	38,838	38,379	23,535	23,550	23,443
Other intangible assets	1,570	1,635	1,355	1,435	1,523
Other assets	41,672	41,681	45,428	36,693	35,008

Total assets	$706,406	707,121	559,922	553,614	541,842

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	63,399	66,572	63,880	66,388	67,365
Interest-bearing deposits	344,749	340,886	259,418	261,226	261,199

Total deposits	408,148	407,458	323,298	327,614	328,564
Short-term borrowings	47,144	49,157	58,749	62,787	55,390
Bank acceptances outstanding	1,004	863	1,213	1,021	985
Trading account liabilities	18,150	18,228	19,553	18,409	17,846
Other liabilities	16,741	20,004	16,513	17,305	16,070
Long-term debt	142,334	138,594	86,419	74,627	70,218

Total liabilities	633,521	634,304	505,745	501,763	489,073

Minority interest in net assets of consolidated subsidiaries	3,099	3,101	2,997	2,979	2,980

STOCKHOLDERS’ EQUITY
Preferred stock, Class A, 40 million shares, no par value; 10 million shares, no par value; none issued	-	-	-	-	-
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2007	-	-	-	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series I, $100,000 liquidation preference per share, 25,010 shares authorized	-	-	-	-	-
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.913 billion shares at March 31, 2007	6,378	6,347	5,271	5,298	5,362
Paid-in capital	51,964	51,746	34,276	34,086	34,291
Retained earnings	13,378	13,723	12,696	12,003	11,724
Accumulated other comprehensive income, net	(1,934)	(2,100)	(1,063)	(2,515)	(1,588)

Total stockholders’ equity	69,786	69,716	51,180	48,872	49,789

Total liabilities and stockholders’ equity	$706,406	707,121	559,922	553,614	541,842

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2007	2006
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$7,618	7,736	5,096	4,823	4,321
Interest and dividends on securities	1,478	1,491	1,692	1,685	1,565
Trading account interest	433	462	401	387	325
Other interest income	619	681	595	509	496

Total interest income	10,148	10,370	7,784	7,404	6,707

INTEREST EXPENSE
Interest on deposits	3,061	3,067	2,238	2,035	1,779
Interest on short-term borrowings	670	781	860	755	718
Interest on long-term debt	1,957	1,945	1,145	973	720

Total interest expense	5,688	5,793	4,243	3,763	3,217

Net interest income	4,460	4,577	3,541	3,641	3,490
Provision for credit losses	177	206	108	59	61

Net interest income after provision for credit losses	4,283	4,371	3,433	3,582	3,429

FEE AND OTHER INCOME
Service charges	614	646	638	622	574
Other banking fees	416	452	427	449	428
Commissions	659	633	562	588	623
Fiduciary and asset management fees	920	856	823	808	761
Advisory, underwriting and other investment banking fees	407	433	292	318	302
Trading account profits	168	29	123	164	219
Principal investing	48	142	91	189	103
Securities gains (losses)	53	47	94	25	(48)
Other income	456	742	415	420	555

Total fee and other income	3,741	3,980	3,465	3,583	3,517

NONINTEREST EXPENSE
Salaries and employee benefits	2,972	3,023	2,531	2,652	2,697
Occupancy	312	323	284	291	275
Equipment	307	314	291	299	280
Advertising	61	47	54	56	47
Communications and supplies	173	166	158	162	167
Professional and consulting fees	177	239	200	184	167
Other intangible amortization	118	141	92	98	92
Merger-related and restructuring expenses	10	49	38	24	68
Sundry expense	458	629	397	495	446

Total noninterest expense	4,588	4,931	4,045	4,261	4,239

Minority interest in income of consolidated subsidiaries	136	125	104	90	95

Income from continuing operations before income taxes	3,300	3,295	2,749	2,814	2,612
Income taxes	998	1,040	872	929	884

Income from continuing operations	2,302	2,255	1,877	1,885	1,728
Discontinued operations, net of income taxes	-	46	-	-	-

Net income	$2,302	2,301	1,877	1,885	1,728

PER COMMON SHARE DATA
Basic earnings
Income from continuing operations	$1.22	1.20	1.19	1.19	1.11
Net income	1.22	1.22	1.19	1.19	1.11
Diluted earnings
Income from continuing operations	1.20	1.18	1.17	1.17	1.09
Net income	1.20	1.20	1.17	1.17	1.09
Cash dividends	$0.56	0.56	0.56	0.51	0.51
AVERAGE COMMON SHARES
Basic	1,894	1,889	1,573	1,585	1,555
Diluted	1,925	1,922	1,600	1,613	1,586

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31,	December 31,

(In millions, except per share data)	2007	2006

ASSETS
Cash and due from banks	$12,593	15,826
Interest-bearing bank balances	3,451	2,167
Federal funds sold and securities purchased under resale agreements	10,322	16,923

Total cash and cash equivalents	26,366	34,916

Trading account assets	50,752	45,529
Securities	106,841	108,619
Loans, net of unearned income	421,663	420,158
Allowance for loan losses	(3,378)	(3,360)

Loans, net	418,285	416,798

Loans held for sale	15,032	12,568
Premises and equipment	6,058	6,141
Due from customers on acceptances	992	855
Goodwill	38,838	38,379
Other intangible assets	1,570	1,635
Other assets	41,672	41,681

Total assets	$706,406	707,121

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	63,399	66,572
Interest-bearing deposits	344,749	340,886

Total deposits	408,148	407,458
Short-term borrowings	47,144	49,157
Bank acceptances outstanding	1,004	863
Trading account liabilities	18,150	18,228
Other liabilities	16,741	20,004
Long-term debt	142,334	138,594

Total liabilities	633,521	634,304

Minority interest in net assets of consolidated subsidiaries	3,099	3,101

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2007	—	—
Non-Cumulative Perpetual Class A Preferred Stock, Series I, $100,000 liquidation preference per share, 25,010 shares authorized	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.913 billion shares at March 31, 2007	6,378	6,347
Paid-in capital	51,964	51,746
Retained earnings	13,378	13,723
Accumulated other comprehensive income, net	(1,934)	(2,100)

Total stockholders’ equity	69,786	69,716

Total liabilities and stockholders’ equity	$706,406	707,121

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended
	March 31,

(In millions, except per share data)	2007	2006

INTEREST INCOME
Interest and fees on loans	$7,618	4,321
Interest and dividends on securities	1,478	1,565
Trading account interest	433	325
Other interest income	619	496

Total interest income	10,148	6,707

INTEREST EXPENSE
Interest on deposits	3,061	1,779
Interest on short-term borrowings	670	718
Interest on long-term debt	1,957	720
Total interest expense	5,688	3,217

Net interest income	4,460	3,490
Provision for credit losses	177	61

Net interest income after provision for credit losses	4,283	3,429

FEE AND OTHER INCOME
Service charges	614	574
Other banking fees	416	428
Commissions	659	623
Fiduciary and asset management fees	920	761
Advisory, underwriting and other investment banking fees	407	302
Trading account profits	168	219
Principal investing	48	103
Securities gains (losses)	53	(48)
Other income	456	555

Total fee and other income	3,741	3,517

NONINTEREST EXPENSE
Salaries and employee benefits	2,972	2,697
Occupancy	312	275
Equipment	307	280
Advertising	61	47
Communications and supplies	173	167
Professional and consulting fees	177	167
Other intangible amortization	118	92
Merger-related and restructuring expenses	10	68
Sundry expense	458	446

Total noninterest expense	4,588	4,239

Minority interest in income of consolidated subsidiaries	136	95

Income before income taxes	3,300	2,612
Income taxes	998	884

Net income	$2,302	1,728

PER COMMON SHARE DATA
Basic earnings	$1.22	1.11
Diluted earnings	1.20	1.09
Cash dividends	$0.56	0.51
AVERAGE COMMON SHARES
Basic	1,894	1,555
Diluted	1,925	1,586

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,

(In millions)	2007	2006

OPERATING ACTIVITIES
Net income	$2,302	1,728
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	(5)	5
Provision for credit losses	177	61
Gain on securitization transactions	(69)	(47)
Gain on sale of mortgage servicing rights	(2)	(6)
Securities transactions	(53)	48
Depreciation and other amortization	534	423
Trading account assets, net	(5,223)	3,319
Loss on sales of premises and equipment	1	10
Contribution to qualified pension plan	(270)	—
Excess income tax benefits from share-based payment arrangements	(8)	—
Loans held for sale, net	(2,644)	(1,522)
Deferred interest on certain loans	(378)	—
Other assets, net	(634)	872
Trading account liabilities, net	(78)	248
Other liabilities, net	(3,378)	462

Net cash provided (used) by operating activities	(9,728)	5,601

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	2,136	9,871
Maturities of securities	4,468	4,841
Purchases of securities	(4,108)	(17,238)
Origination of loans, net	(1,535)	(8,334)
Sales of premises and equipment	107	57
Purchases of premises and equipment	(235)	(457)
Goodwill and other intangible assets	(512)	(36)
Purchase of bank-owned separate account life insurance, net	(397)	(267)
Cash equivalents acquired, net of purchases of banking organizations	—	982

Net cash used by investing activities	(76)	(10,581)

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase (decrease) in deposits, net	690	1,429
Securities sold under repurchase agreements and other short-term borrowings, net	(2,013)	(6,563)
Issuances of long-term debt	12,430	10,812
Payments of long-term debt	(8,690)	(2,538)
Issuances of common stock, net	184	183
Purchases of common stock	(284)	(2,108)
Excess income tax benefits from share-based payment arrangements	8	—
Cash dividends paid	(1,071)	(822)

Net cash provided by financing activities	1,254	393

Decrease in cash and cash equivalents	(8,550)	(4,587)
Cash and cash equivalents, beginning of year	34,916	37,625

Cash and cash equivalents, end of period	$26,366	33,038

NONCASH ITEMS
Transfer to securities from loans resulting from securitizations	$499	—
Transfer to securities from loans held for sale resulting from securitizations	—	13
Transfer to loans from loans held for sale	180	70
Cumulative effect of accounting changes, net of income taxes	(1,447)	41
Issuance of common stock for purchase accounting acquisitions	$—	3,868

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS
GENERAL
     Wachovia Corporation and subsidiaries (together the “Company”) is a diversified financial services company whose operations are principally domestic.
     The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, the unaudited condensed consolidated financial statements do not include all the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements of the Company include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial statements for all periods presented. The financial position and results of operations as of and for the three months ended March 31, 2007, are not necessarily indicative of the results of operations that may be expected in the future. Please refer to the Company’s 2006 Annual Report on Form 10-K for additional information related to the Company’s audited consolidated financial statements for the three years ended December 31, 2006, including the related notes to consolidated financial statements.
     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.
BUSINESS COMBINATIONS
     On May 7, 2006, the Company announced the signing of a definitive merger agreement with Golden West Financial Corporation (“Golden West”). The acquisition of this California-based retail banking and mortgage lending franchise was completed on October 1, 2006. The terms of this transaction called for the Company to exchange 1.05105 shares of its common stock plus cash of $18.6461 for each share of Golden West common stock. Based on the Company’s weighted average of the closing prices for a period two trading days before the announcement of the merger and two trading days after the merger announcement of $55.69 (which includes the day of announcement), the transaction is valued at $24.3 billion.
PERSONNEL EXPENSE AND RETIREMENT BENEFITS
     The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” on December 31, 2006, and in connection therewith, reclassified certain amounts to accumulated other comprehensive income that had previously been reported as assets or liabilities. Beginning in 2007, actuarial gains and losses and prior service costs and credits that arise during the period are included in comprehensive income to the extent they are not included in net periodic pension cost. Such amounts for the three-month period ending March 31, 2007, were not significant.
     The components of the retirement benefit costs included in salaries and employee benefits for the three months ended March 31, 2007 and 2006, are presented below.

					Other Postretirement
	Qualified Pension		Nonqualified Pension		Benefits

	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,

(In millions)	2007	2006	2007	2006	2007	2006

RETIREMENT BENEFIT COSTS
Service cost	$46	47	1	1	1	1
Interest cost	66	63	5	7	11	12
Expected return on plan assets	(123)	(107)	—	—	(1)	(1)
Amortization of prior service cost	(7)	(7)	—	—	(2)	(2)
Amortization of actuarial losses	30	35	2	3	—	1

Net retirement benefit costs	$12	31	8	11	9	11

     In January 2007, the Company contributed $270 million to the Qualified Pension, and does not expect to make any further contributions to the Qualified Pension in 2007. Additionally, the Company’s practice is to contribute annually to each of the Nonqualified Pension and Other Postretirement Benefits an amount equal to the benefit payments made during the year less any retiree contributions received during the year.
NEW ACCOUNTING PRONOUNCEMENTS
     On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (FSP 13-2), FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No 109,” SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” and Emerging Issues Task Force (EITF) Issue No, 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, ‘Accounting for Purchases of Life Insurance’”. For all of these new standards, the cumulative effect of adoption is recorded as an adjustment, net of applicable taxes, to beginning retained earnings.
     FSP 13-2 amends SFAS 13, “Accounting for Leases,” such that changes that affect the timing of cash flows but not the total net income under a leveraged lease will trigger a recalculation of the lease. The Company has two primary classes of leveraged lease transactions that are affected by FSP 13-2: Lease-In, Lease-Out transactions (LILOs) and a second group of transactions that are broadly referred to as Sale-In, Lease-Out transactions (SILOs). The Company settled with the Internal Revenue Service (IRS) in June 2004 on all matters relating to our portfolio of LILOs. On SILOs, the Company has concluded that it is possible that upon ultimate resolution with the IRS, the Company may not realize all of the income tax benefits originally recorded. On January 1, 2007, the Company recorded a $1.4 billion after-tax charge to beginning retained earnings entirely related to the recalculation of the Company’s portfolio of LILOs and SILOs to reflect the actual change in the timing of income tax cash flows on LILOs and the expected change on SILOs.
     In performing the leveraged lease recalculation, the Company made certain assumptions relative to the amount and timing of income tax cash flows. If new information becomes available in the future causing a change in the assumptions, the Company would then be required to perform another recalculation, the effect of which would be reported in the results of operations, and could, depending on the assumption that changed, result in either an increase or a decrease to the net investment in the leases.
     See Note 8 for additional information on the adoption of FIN 48.
     SFAS 155 permits companies to record certain hybrid financial instruments at fair value with corresponding changes in fair value recorded in the results of operations. Hybrid financial instruments are those containing an embedded derivative. SFAS 155 also provides a one-time opportunity to elect to record certain hybrid financial instruments existing on January 1, 2007, at fair value. Wachovia did not elect to carry any such financial instruments at fair value, and accordingly, had no cumulative effect adjustment from the adoption. Going forward, certain retained interests in securitizations will be carried at fair value under SFAS 155 with unrealized gains and losses recorded in the results of operations.
     EITF Issue No. 06-5 addresses the accounting for certain bank and corporate-owned life insurance policies. The impact of adoption of this standard amounted to a $4 million reduction in the Company’s January 1, 2007, investment in bank and corporate-owned life insurance of $13.3 billion, with an offsetting $4 million reduction in beginning retained earnings.
RECLASSIFICATIONS
     Certain amounts in 2006 were reclassified to conform with the presentation in 2007. These reclassifications had no effect on the Company’s previously reported consolidated financial position or results of operations.

NOTE 2: SECURITIES

	March 31, 2007

									Average
	1 Year	1-5	5-10	After 10		Gross Unrealized		Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$355	166	142	41	704	—	5	709	3.53
Mortgage-backed securities, principally obligations of U.S. Government agencies and sponsored entities	56	24,071	46,543	26	70,696	93	1,202	71,805	5.93
Asset-backed
Residual interests from securitizations	78	452	209	7	746	195	—	551	3.50
Retained bonds from securitizations	352	2,260	95	11	2,718	17	3	2,704	1.58
Collateralized mortgage obligations	418	6,336	2,611	5	9,370	45	70	9,395	4.54
Commercial mortgage-backed	87	1,245	1,309	26	2,667	92	35	2,610	5.29
Other	56	329	106	17	508	5	6	509	4.10
State, county and municipal	70	693	526	2,171	3,460	160	5	3,305	13.81
Sundry	685	2,252	6,853	6,182	15,972	164	254	16,062	10.06

Total market value	$2,157	37,804	58,394	8,486	106,841	771	1,580	107,650	6.43

MARKET VALUE
Debt securities	$2,157	37,804	58,394	6,225	104,580	681	1,573	105,472
Equity securities	—	—	—	2,261	2,261	90	7	2,178

Total market value	$2,157	37,804	58,394	8,486	106,841	771	1,580	107,650

AMORTIZED COST
Debt securities	$2,126	37,926	59,147	6,273	105,472
Equity securities	—	—	—	2,178	2,178

Total amortized cost	$2,126	37,926	59,147	8,451	107,650

WEIGHTED AVERAGE YIELD
U.S. Treasury	5.12%	2.00	2.61	4.96	3.86
Mortgage-backed securities, principally obligations of U.S. Government agencies and sponsored entities	4.77	5.08	5.33	5.71	5.25
Asset-backed
Residual interests from securitizations	48.25	20.94	19.90	104.98	23.72
Retained bonds from securitizations	6.65	6.12	6.30	5.92	6.19
Collateralized mortgage obligations	4.58	5.45	5.70	6.16	5.48
Commercial mortgage-backed	6.27	7.93	4.93	11.20	6.38
Other	5.71	5.53	5.77	7.41	5.66
State, county and municipal	8.44	8.00	8.36	6.50	7.11
Sundry	4.97	4.85	4.60	5.80	5.11
Consolidated	6.52%	5.46	5.32	6.01	5.44

     At March 31, 2007, all securities not classified as trading were classified as available for sale.
     At March 31, 2007, mortgage-backed securities included Federal National Mortgage Association and Federal Home Loan Mortgage Corporation securities with an amortized cost of $52.2 billion and a market value of $51.3 billion, and an amortized cost of $16.6 billion and a market value of $16.3 billion, respectively.
     Also included in mortgage-backed securities are U.S. Government agency and Government-sponsored entity securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and a market value of $4.2 billion at March 31, 2007.
     Included in asset-backed securities are retained bonds primarily from the securitization of commercial and consumer real estate, SBA, student and auto loans. At March 31, 2007, retained bonds with an amortized cost and a market value of $2.7 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $2.1 billion at March 31, 2007, had an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $50.0 billion at March 31, 2007, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities of beneficial interests and the contractual maturities of all other securities are summarized in the table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At March 31, 2007, there were no forward commitments to purchase securities. At March 31, 2007, there were commitments to sell securities at a price that approximates a market value of $2.5 million.
     On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses).
     Gross unrealized losses at March 31, 2007, are primarily caused by interest rate changes. The Company has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment discussed above and does not consider them other-than-temporarily impaired.
     Gross gains and losses realized on the sale of debt securities in the three months ended March 31, 2007, were $38 million and $7 million (including $4 million of impairment losses), respectively, and gross gains (no losses) realized on the sale of equity securities were $22 million.

NOTE 3: VARIABLE INTEREST ENTITIES AND SERVICING ASSETS
VARIABLE INTEREST ENTITIES
     The Company administers a multi-seller commercial paper conduit through which it arranges financing for certain customer transactions that provide customers with access to the commercial paper market. The Company provides liquidity agreements to this multi-seller conduit which is a variable interest entity (“VIE”) and the liquidity agreements are considered variable interests. The Company is not the primary beneficiary of the conduit and does not consolidate the conduit. At March 31, 2007, and December 31, 2006, the conduit administered by the Company had total assets of $12.9 billion and $11.4 billion, respectively, and the Company had a maximum exposure to losses of $21.9 billion and $20.0 billion, respectively, related to its liquidity agreements.
     The Company administers and has certain variable interests in a structured lending vehicle that is a VIE. The Company is not the primary beneficiary and it does not consolidate the vehicle. At March 31, 2007, this structured lending vehicle had total assets with a fair value of $6.5 billion, unused commitments of $2.5 billion and a maximum exposure to loss of $995 million related to its variable interests.
     The Company has an ownership interest in two investment funds that are VIEs. At March 31, 2007, these investment funds had total assets of $17.5 billion and the Company’s maximum exposure to losses was $2.9 billion. In January 2007, the Company purchased a majority interest in the investment manager for these funds. This purchase did not alter the Company’s conclusion that the Company is not the primary beneficiary, and therefore, these funds are still not subject to consolidation.
SERVICING ASSETS
     In connection with certain transactions where the Company securitizes and sells originated or purchased loans with servicing retained, servicing assets or liabilities are recorded based on the fair value of the servicing rights on the date the loans are sold. The Company also purchases certain servicing assets. The Company recognizes individual classes of servicing assets under either a fair value method or an amortized cost method.
     Originated residential mortgage servicing assets, recorded under the fair value method, are estimated using discounted cash flows with prepayment speeds and discount rates as the significant assumptions. At March 31, 2007, the weighted average prepayment speed assumption was 17.90 percent and the weighted average discount rate used was 10.72 percent.
     Servicing fee income for the three months ended March 31, 2007, was $64 million and is included in other banking fees on the consolidated statements of income. Changes in the fair value and amortization of servicing assets are included in other banking fees. The change in the fair value of originated residential mortgage servicing assets and the change in the carrying amount of servicing assets which are recorded at amortized cost in the three months ended March 31, 2007, follows.

	Three Months Ended March 31, 2007

	Servicing Assets

	Fair Value	Amortized Cost

		Fixed Rate
	Originated	Commercial
	Residential	Mortgage-
(In millions)	Mortgages	Backed	Other	Total

Balance, December 31, 2006	$326	524	224	1,074
Fair value of servicing assets purchased, assumed or originated, or retained from securitizations	63	95	10	168
Servicing sold or otherwise disposed of	(3)	—	(1)	(4)
Change in fair value due to changes in model inputs and/or assumptions	(7)	—	—	(7)
Other changes in fair value, primarily from fees earned	(16)	—	—	(16)
Amortization of servicing assets	—	(27)	(13)	(40)

Balance, March 31, 2007	$363	592	220	1,175

FAIR VALUE
December 31, 2006	$326	725	268	1,319
March 31, 2007	$363	731	262	1,356

NOTE 4: SHARE-BASED PAYMENTS
     The Company has stock option plans under which incentive and nonqualified stock options may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest based on continued service with the Company for a specified period, generally three years to five years following the date of grant, and have a contractual life of ten years. Restricted stock may also be granted under the stock option plans. The restricted stock generally vests over three years to five years, during which time the holder receives dividends and has full voting rights. Employee stock compensation expense was $212 million in the three months ended March 31, 2007, including $171 million related to restricted stock awards and $41 million related to stock option awards. The related income tax benefit in the three months ended March 31, 2007, was $74 million. Employee stock compensation expense was $194 million in the three months ended March 31, 2006, including $107 million related to restricted stock awards and $87 million related to stock option awards. The related income tax benefit in the three months ended March 31, 2006, was $68 million.
     At March 31, 2007, there was $736 million and $228 million of total unrecognized compensation costs related to restricted stock awards and stock option awards, respectively. Those costs are expected to be recognized over a weighted-average period of 1.4 years and 1.5 years, respectively. The fair value of restricted stock awards vested in the three months ended March 31, 2007, and March 31, 2006, was $200 million and $158 million, respectively. The total intrinsic value of stock option awards exercised in the three months ended March 31, 2007, and March 31, 2006, was $183 million and $190 million, respectively. The amount of cash received from the exercise of stock options granted under share-based payment arrangements was $232 million in the three months ended March 31, 2007, and the income tax benefits realized from stock options exercised were $53 million in the same period.
     Employee stock compensation expense in the three months ended March 31, 2007, and March 31, 2006, includes $93 million and $98 million, respectively, related to the impact of awards granted to employees that were retirement-eligible at the date of grant.
     At March 31, 2007, the Company had authorization to reserve 104 million shares of its common stock for issuance under its stock option plans.
     Of the stock compensation awards in the three months ended March 31, 2007, 2.4 million shares of restricted stock vest over five years if the Company achieves a specified return on average tangible common stockholders’ equity for fiscal year 2007, otherwise they are forfeited. The remaining shares of restricted stock and the stock options generally vest over three years to five years based only on continued service with the Company.

     The weighted average grant date fair value of options awarded under the stock option plans in the three months ended March 31, 2007, was $9.10. The more significant assumptions used in estimating the fair value of stock options include risk-free interest rates of 4.67 percent, dividend yield of 3.84 percent, volatility of the Company’s common stock of 17.14 percent and weighted average expected life of the stock options of 7.0 years. The Company calculated its volatility estimate from implied volatility of actively traded options on the Company’s common stock with remaining maturities of two years. This method is consistent with the prior year, but represents a change from years prior to 2006, in which the Company calculated its volatility estimate based on historical volatility adjusted for significant changes in the Company’s business activities. For the 2007 grant, the Company determined the estimated life based on historical share option exercise experience. In 2006, the Company determined the estimated life using the simple average of the 10-year contractual term of the options and the vesting term (using an average of the 5-year graded vesting period).
     Stock award activity in the three months ended March 31, 2007, is presented below.

	March 31, 2007

		Weighted-
		Average
(Options and shares in thousands)	Number	Price (a)

STOCK OPTIONS
Options outstanding, beginning of period	137,697	$39.87
Granted	4,530	58.36
Exercised	(7,392)	32.43
Expired	(51)	54.01
Forfeited	(275)	51.54

Options outstanding, end of period	134,509	$40.87

Options vested and expected to vest, end of period	131,924	$40.65

Options exercisable, end of period	98,324	$37.58

RESTRICTED STOCK
Unvested shares, beginning of period	14,303	$52.38
Granted	7,840	58.36
Vested	(3,459)	52.74
Forfeited	(139)	53.69

Unvested shares, end of period	18,545	$54.83

(a) The weighted-average price for stock options is the weighted-average exercise price of the options, and for restricted stock, the weighted-average fair value of the stock at the date of grant.

NOTE 5: COMPREHENSIVE INCOME
     Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net income and other comprehensive income. Comprehensive income for the three months ended March 31, 2007 and 2006, is presented below.

	Three Months Ended
	March 31,

(In millions)	2007	2006

COMPREHENSIVE INCOME
Net income	$2,302	1,728
OTHER COMPREHENSIVE INCOME
Net unrealized gains (losses) on debt and equity securities	101	(792)
Net unrealized gains (losses) on derivative financial instruments	65	(23)

Total comprehensive income	$2,468	913

NOTE 6: BUSINESS SEGMENTS (a)
     Business segment earnings are presented excluding merger-related and restructuring expenses, other intangible amortization, minority interest in consolidated subsidiaries and changes in accounting principle. The Company believes that while these items apply to overall corporate operations, they are not meaningful to understanding or evaluating the performance of the Company’s individual business segments. The Company does not take these items into account as it manages business segment operations or allocates capital, and therefore, the Company’s GAAP segment presentation excludes these items. Also, for segment reporting purposes, net interest income reflects tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.
     Business segment earnings are the primary measure of segment profit or loss that the Company uses to assess segment performance and to allocate resources.
     The Company continuously updates segment information for changes that occur in the management of the Company’s businesses. For example, in the first quarter of 2007, we moved cross-border leasing activity from the Corporate and Investment Bank to the Parent, to keep it aligned with the way in which this activity is reported to senior management subsequent to the adoption of FSP 13-2. The impact to segment earnings in 2006 as a result of this and other changes was a $3 million decrease in the General Bank, a $7 million decrease in Wealth Management, a $91 million decrease in the Corporate and Investment Bank, a $3 million increase in Capital Management, and a $98 million increase in the Parent.

	Three Months Ended March 31, 2007

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (c)	Total

CONSOLIDATED
Net interest income (b)	$3,705	146	453	265	(72)	(37)	4,460
Fee and other income	862	195	1,088	1,458	138	—	3,741
Intersegment revenue	48	1	(42)	(8)	1	—	—

Total revenue (b)	4,615	342	1,499	1,715	67	(37)	8,201
Provision for credit losses	162	—	—	—	15	—	177
Noninterest expense	2,030	241	903	1,236	168	10	4,588
Minority interest	—	—	—	—	136	—	136
Income taxes (benefits)	873	36	207	175	(289)	(4)	998
Tax-equivalent adjustment	11	—	10	—	16	(37)	—

Net income	$1,539	65	379	304	21	(6)	2,302

Lending commitments	$145,326	6,686	106,578	303	610	—	259,503
Average loans, net	326,808	17,180	40,946	1,554	28,773	—	415,261
Average core deposits	$292,389	14,037	28,948	31,683	2,213	—	369,270

	Three Months Ended March 31, 2006

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (c)	Total

CONSOLIDATED
Net interest income (b)	$2,531	150	463	250	145	(49)	3,490
Fee and other income	868	188	1,242	1,230	(11)	—	3,517
Intersegment revenue	43	1	(37)	(8)	1	—	—

Total revenue (b)	3,442	339	1,668	1,472	135	(49)	7,007
Provision for credit losses	62	—	1	—	(2)	—	61
Noninterest expense	1,656	248	893	1,135	239	68	4,239
Minority interest	—	—	—	—	95	—	95
Income taxes (benefits)	618	34	261	123	(130)	(22)	884
Tax-equivalent adjustment	11	—	22	—	16	(49)	—

Net income (loss)	$1,095	57	491	214	(83)	(46)	1,728

Lending commitments	$115,788	6,229	103,812	237	516	—	226,582
Average loans, net	177,458	15,603	36,871	856	29,786	—	260,574
Average core deposits	$211,169	14,609	25,568	33,583	5,285	—	290,214

(a) Certain amounts presented in periods prior to the first quarter of 2007 have been reclassified to conform to the presentation in the first quarter of 2007.

(b) Tax-equivalent.

(c) Tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

NOTE 7: BASIC AND DILUTED EARNINGS PER COMMON SHARE
     The calculation of basic and diluted earnings per common share for the three months ended March 31, 2007 and 2006, is presented below.

	Three Months Ended
	March 31,

(In millions, except per share data)	2007	2006

Net income	$2,302	1,728
Basic earnings per common share	1.22	1.11
Diluted earnings per common share	$1.20	1.09

Average common shares — basic	1,894	1,555
Common share equivalents and unvested restricted stock	31	31

Average common shares — diluted	1,925	1,586

NOTE 8: INCOME TAXES
     In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007.
     In connection with the adoption of FIN 48, the Company recognized a decrease of approximately $69 million to income tax reserves for uncertain income tax positions. Of this amount, approximately $4 million was accounted for as a reduction to beginning retained earnings and approximately $73 million as a reduction to goodwill. The Company is continuing its analysis of information related to the income tax reserves of recently acquired entities and anticipates additional reductions in future periods that will result in a decrease to goodwill.
     At January 1, 2007, the Company had approximately $2.5 billion of gross unrecognized income tax benefits. Included in that amount was approximately $1.3 billion of unrecognized income tax benefits attributed to timing differences.
     In the first quarter of 2007, the IRS issued a Revenue Agent’s Report (RAR) for the Company’s U.S. income tax returns for the years 2000 through 2002 in which the IRS has proposed certain adjustments to the Company’s income tax positions. Based on the issuance of the RAR, the Company updated its analysis of various uncertain income tax positions identified at January 1, 2007. As a result, the liability for gross unrecognized income tax benefits was reduced in first quarter of 2007 by approximately $126 million.
     The amount of unrecognized income tax benefits, net of federal and state income tax benefits, that would impact the effective tax rate, if recognized, were approximately $816 million and $757 million at January 1, 2007 and March 31, 2007, respectively. The decrease in first quarter was primarily related to the RAR.
     The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in the effective tax rate. At January 1, 2007, the Company had approximately $342 million of accrued interest and an insignificant amount of penalties, which are included in the $2.5 billion gross unrecognized income tax benefits noted above. At March 31, 2007, the Company had approximately $354 million in accrued interest and an insignificant amount of penalties. The first quarter increase in accrued interest and penalties consisted of approximately $43 million related to uncertain income tax positions identified as of January 1, 2007, offset by a decrease of approximately $31 million related to the RAR.
     Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At March 31, 2007, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.
     The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2000.

NOTE 9: DERIVATIVES
DERIVATIVES USED FOR RISK MANAGEMENT
     The Company may designate a derivative as either an accounting hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (“fair value” hedge), an accounting hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (“cash flow” hedge), or a foreign currency fair value or cash flow hedge (“foreign currency” hedge). Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded as other fee income in the results of operations. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of income taxes. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in fair value of the derivative are recognized as other fee income in the results of operations. Net interest settlements on derivatives designated as fair value or cash flow hedges are treated as an adjustment to the interest income or interest expense of the hedged assets or liabilities.
     Concurrent with entering into a transaction that qualifies as an accounting hedge, the Company formally documents the hedge relationship, the risk management objective and the strategy for entering into the hedge. This process and documentation include identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness.
     For cash flow hedges, the designated hedged risk is primarily the risk of changes in cash flows attributable to changes in the benchmark interest rate of the hedged item or forecasted transactions. For cash flow hedges, the Company uses regression analysis to make the initial assessment of the expectation of hedge effectiveness and for each monthly period thereafter, to reassess that the hedging relationship is expected to be highly effective during the period designated as being hedged. The Company also uses regression analysis to perform the retrospective evaluation of whether the derivative was effective during the hedged period. The regression analysis performed includes an evaluation of the quantitative measures of regression necessary to validate the conclusion of high effectiveness. The Company uses the hypothetical derivative method of measuring the hedge ineffectiveness which is recorded on a monthly basis. Forward purchase commitments of loans and securities available for sale are considered all-in-one hedges for which the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis.
     For fair value hedges, the designated hedged risk is primarily the risk of changes in fair value attributable to changes in the benchmark interest rate of the hedged item or transactions. For fair value hedges, the Company assesses the expectation of effectiveness at the inception of the hedge and at each monthly period thereafter by analyzing the price sensitivity analysis of the hedging instrument relative to that of the hedged item for changes in fair value attributable to the hedged risk. On a monthly basis, the Company uses the cumulative dollar-offset approach to validate the effectiveness of the hedge on a retrospective basis. The Company measures ongoing ineffectiveness for fair value hedges by comparing the changes in fair value of the hedging instrument to the changes in fair value of the hedged item attributable to the hedged risk. Fair value hedges of warehoused residential mortgage loans are designated and de-designated on a daily basis, and the frequency of the prospective, retrospective and actual ineffectiveness tests follows the hedge period. Forward sale commitments of securities available for sale share the same issuer, coupon rate and contractual maturity date as the hedged item, therefore the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis.
     The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative is either terminated or reclassified as a trading account asset or liability. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted as an adjustment to yield over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction are still expected to occur, unrealized gains and losses accumulated in other comprehensive income are included in the results of operations in the same period when the results of operations are also affected by the hedged cash flow. The unrealized gains and losses are recognized in the results of operations immediately if the cash flow hedge was discontinued because a forecasted transaction is not expected to occur. For the three months ended March 31, 2007, losses in the amount of $4 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. These amounts include the time value of options. In addition, net interest income in the three months ended March 31, 2007, was decreased by $1 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.
     Commitments to purchase certain securities or loans and certain commitments to sell loans are derivatives. At inception, these commitments may be designated in a hedge relationship; otherwise, they are recorded as either trading derivatives or economic hedges depending upon their purpose. The Company enters into contracts that contain a derivative that is embedded in the financial instrument. If applicable, an embedded derivative is separated from the host contract and can be designated in a hedge relationship; otherwise, the derivative is recorded as a freestanding derivative and recorded as either a trading derivative or an economic hedge depending upon its purpose. The Company enters into credit derivative agreements in connection with altering the risk profile of certain loans or pools of loans in the Company’s loan portfolio. These credit derivatives do not meet the criteria for designation as an accounting hedge and are recorded as either trading derivatives or economic hedges depending upon their purpose. The Company enters into interest rate lock commitments as part of its commercial and consumer mortgage lending activities. These loan commitments are initially recorded at fair value including the amount of consideration exchanged, if any. Subsequent adjustments in the value of the loan commitment are primarily determined by changes in interest rates, changes in the probability that a commitment will be exercised and the passage of time. The estimate of fair value specifically excludes the value of servicing cash flows and excess servicing.
     Derivatives used for risk management activity at March 31, 2007, follow.

     Risk management derivative financial instruments at March 31, 2007, are presented below.

	March 31, 2007

						Average
	Hedged Items	Notional	Gross Unrealized			Maturity in
(In millions)	or Transactions	Amount	Gains	Losses (b)	Equity (c)	Years (d)

ASSET HEDGES (a)
Cash flow hedges
Interest rate swaps-receive fixed	First forecasted interest receipts on commercial loans

Pay 1 month LIBOR swaps	1 month LIBOR risk	$3,152	2	(1)	1	3.87
Pay 3 month LIBOR swaps	1 month LIBOR risk	27,612	228	(225)	2	3.70

Purchased interest rate floors-3 month LIBOR	1 month LIBOR-indexed loans when LIBOR is below the purchased floor	7,000	—	(8)	(5)	0.75

Fair value hedges
Interest rate swaps-pay fixed/receive LIBOR	Individual fixed rate debt securities classified as available for sale	1,548	19	(11)	—	14.35

Forward sale commitments	Proceeds from sale of mortgage warehouse loans	2,245	8	(3)	—	0.04

Total asset hedges		$41,557	257	(248)	(2)	3.59

LIABILITY HEDGES (a)
Cash flow hedges
Interest rate swaps-pay fixed	Proceeds from first forecasted issuance of short-term liabilities, including deposits and repurchase agreements, that are part of a rollover strategy

Receive 1 month LIBOR swaps	1 month LIBOR risk	2,308	7	(139)	(82)	10.68
Receive 3 month LIBOR swaps	3 month LIBOR risk	12,000	93	(65)	17	4.22

Interest rate swaps-pay fixed	First forecasted interest payments on long-term debt

Receive 1 month LIBOR swaps	1 month LIBOR risk	140	1	(2)	—	11.57
Receive 3 month LIBOR swaps	1 month LIBOR risk	1,309	3	(30)	(17)	7.41
Receive 6 month LIBOR swaps	6 month LIBOR risk	8	—	—	—	6.22

Purchased options	1 day LIBOR associated with the proceeds from first forecasted issuance of deposits that are part of a rollover strategy when LIBOR is above the cap

Interest rate caps		25,000	—	(15)	(9)	1.00
Eurodollar		20,750	—	(6)	—	0.25

Eurodollar futures	1 day LIBOR associated with the proceeds from first forecasted issuance of deposits that are part of a rollover strategy	89,706	1	(6)	(3)	0.25
Fair value hedges
Interest rate swaps-receive fixed/ pay floating (e)	Individual fixed rate long-term debt issuances	29,546	75	(312)	—	9.90

Total liability hedges		180,767	180	(575)	(94)	2.40

Total		$222,324	437	(823)	(96)	—

(a) Includes only derivative financial instruments related to interest rate risk management activities that have been designated and accounted for as accounting hedges.

(b) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(c) At March 31, 2007, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $290 million, net of income taxes. Of this net of tax amount, a $96 million loss represents the effective portion of the net gains (losses) on interest rate derivatives that qualify as cash flow hedges and a $194 million loss relates to terminated and/or redesignated derivatives. At March 31, 2007, $161 million of net losses, net of income taxes, recorded in accumulated other comprehensive income, is expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 19.1 years.

(d) Estimated maturity approximates average life.

(e) At March 31, 2007, such swaps are denominated in U.S. dollars, Euros and Pounds Sterling in the notional amounts of $25.0 billion, $1.7 billion and $2.8 billion, respectively, and the hedged risk is the benchmark interest rate.

     Expected maturities of risk management derivative financial instruments at March 31, 2007, are presented below.

	March 31, 2007

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps—receive fixed	$2,058	1,202	22,469	5,035	—	30,764
Notional amount — other	$7,000	—	—	—	—	7,000
Weighted average receive rate (a)	3.78%	4.66	4.93	4.73	—	4.79
Weighted average pay rate (a)	5.36%	5.34	5.34	5.36	—	5.35
Unrealized gain (loss)	$(29)	(8)	(46)	79	—	(4)

FAIR VALUE ASSET HEDGES
Notional amount — swaps—pay fixed	$—	—	53	321	1,174	1,548
Notional amount — other	$2,245	—	—	—	—	2,245
Weighted average receive rate (a)	—%	—	3.56	3.56	3.58	3.45
Weighted average pay rate (a)	—%	—	3.34	3.39	3.81	3.71
Unrealized gain (loss)	$5	—	—	—	8	13

CASH FLOW LIABILITY HEDGES
Notional amount — swaps—pay fixed	$3,255	50	2,902	7,555	2,003	15,765
Notional amount — other	$135,456	—	—	—	—	135,456
Weighted average receive rate (a)	5.35%	5.32	5.33	5.29	5.29	5.32
Weighted average pay rate (a)	3.85%	5.80	5.16	5.60	5.87	4.95
Unrealized gain (loss)	$(4)	(1)	19	(66)	(106)	(158)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps—receive fixed	$1,157	5,452	5,650	9,074	8,213	29,546
Weighted average receive rate (a)	4.41%	4.34	5.33	4.84	5.10	4.89
Weighted average pay rate (a)	5.34%	5.37	5.34	5.21	5.28	5.29
Unrealized gain (loss)	$(1)	(17)	24	8	(251)	(237)

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, Euros, or Pound Sterling and they are the pay or receive rates in effect at March 31, 2007.

     Activity related to risk management derivative financial instruments for the three months ended March 31, 2007, is presented below.

	March 31, 2007

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2006	$41,080	175,856	216,936
Additions	3,668	85,450	89,118
Maturities and amortizations	(360)	(45,884)	(46,244)
Terminations	(2,292)	(12,525)	(14,817)
Redesignations and transfers to trading account assets	(539)	(22,130)	(22,669)

Balance, March 31, 2007	$41,557	180,767	222,324

NOTE 10: GUARANTEES

	March 31, 2007		December 31, 2006

		Maximum		Maximum
	Carrying	Risk of	Carrying	Risk of
(In millions)	Amount	Loss	Amount	Loss

Securities and other lending indemnifications	$—	62,488	—	61,715
Standby letters of credit	116	37,848	115	37,783
Liquidity agreements	11	29,090	9	27,610
Loans sold with recourse	49	6,037	50	7,543
Residual value guarantees on operating leases	—	1,155	—	1,131
Written put options	111	12,730	90	11,027
Contingent consideration	—	244	—	167

Total guarantees	$287	149,592	264	146,976